FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56
4 - NIRE (Corporate Registry ID)
35.300.089.901

01.02 - HEADQUARTERS

1 - ADDRESS Av. Brigadeiro Luis Antonio, 3142			2 - DISTRICT Jardim Paulista
3 - ZIP CODE 01402-901	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3886-0421	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 11	12 - FAX 3886-2677	13 - FAX -	14 - FAX -
15 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME VITOR FAGÁ DE ALMEIDA
2 - ADDRESS Av. Brigadeiro Luis Antonio, 3142			3 - DISTRICT Jardim Paulista
4 - ZIP CODE 01402-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3886-0421	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3884-2677	14 - FAX -	15 - FAX -
16 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	3	7/1/2010	9/30/2010	2	4/1/2010	6/30/2010
09 - INDEPENDENT AUDITOR ERNST & YOUNG TERCO AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE SERGIO CITERONI					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 042.300.688-67

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 9/30/2010	2 – PREVIOUS QUARTER 6/30/2010	3 – SAME QUARTER, PREVIOUS YEAR 9/30/2009
Paid-up Capital
1 - Common	99,680	99,680	99,680
2 - Preferred	157,841	157,774	154,838
3 - Total	257,521	257,454	254,518
Treasury Stock
4 - Common	0	0	0
5 - Preferred	233	233	370
6 - Total	233	233	370

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	5/7/2010	Dividend	5/31/2010	Common Share	0.0727272727
02	RCA*	5/7/2010	Dividend	5/31/2010	Class A Preferred Share	0.0800000000
03	RCA*	7/27/2010	Dividend	8/17/2010	Class A Preferred Share	0.0800000000
04	RCA*	7/27/20100	Dividend	8/17/2010	Common Share	0.0727272727

*Board of Directors Meeting

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)
01	3/15/2010	5,375,003	252	Stock Option	10	24.6300000000
02	3/15/2010	5,375,003	0	Stock Option	2	0.0100000000
03	3/15/2010	5,375,064	61	Stock Option	2	26.9300000000
04	3/15/2010	5,375,064	0	Stock Option	2	0.0100000000
05	3/15/2010	5,378,061	2,997	Stock Option	109	27.4700000000
06	3/15/2010	5,378,062	1	Stock Option	89	0.0100000000
07	4/29/2010	5,463,542	85,480	Profit Reserve	0	0.0000000000
08	4/29/2010	5,480,324	16,782	Capital Reserve	0	0.0000000000
09	4/29/2010	5,547,451	67,127	Capital Reserve	0	0.0000000000
10	6/9/2010	5,554,893	7,442	Stock Option	244	30.5200000000
11	6/9/2010	5,554,953	60	Stock Option	2	39.7300000000
12	6/9/2010	5,568,829	13,877	Stock Option	563	24.6300000000
13	6/9/2010	5,568,830	2	Stock Option	162	0.0100000000
14	6/9/2010	5,571,369	2,539	Stock Option	94	26.9300000000
15	6/9/2010	5,571,370	1	Stock Option	60	0.0100000000
16	6/9/2010	5,573,438	2,068	Stock Option	75	27.4700000000
17	6/9/2010	5,573,439	1	Stock Option	75	0.0100000000
18	7/12/2010	5,573,514	75	Stock Option	2	40.2800000000
19	7/12/2010	5,573,579	65	Stock Option	3	24.6300000000
20	7/12/2010	5,573,881	302	Stock Option	11	26.9300000000
21	7/12/2010	5,573,881	0	Stock Option	11	0.0100000000
22	7/12/2010	5,574,264	383	Stock Option	14	27.4700000000
23	7/12/2010	5,574,264	0	Stock Option	14	0.0100000000
24	7/12/2010	5,574,379	115	Stock Option	2	46.4900000000
25	7/12/2010	5,574,379	0	Stock Option	10	0.0100000000

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE 11/11/2010	2 – SIGNATURE

(A free translation of the original in Portuguese)

(FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
1	Total Assets	13,925,915	13,364,232
1.01	Current Assets	4,419,947	4,163,806
1.01.01	Cash and Cash Equivalents	1,413,689	1,289,597
1.01.01.01	Cash and Banks	45,375	47,815
1.01.01.02	Financial Investments	1,368,314	1,241,782
1.01.02	Credits	1,459,794	1,423,350
1.01.02.01	Customers	753,743	734,602
1.01.02.02	Sundry Credits	706,051	688,748
1.01.02.02.01	Recoverable Taxes	353,514	365,682
1.01.02.02.02	Deferred Income and Social Contribution Taxes	134,868	88,743
1.01.02.02.03	Receivables Securitization Fund	0	0
1.01.02.02.04	Prepaid Expenses and Other	217,669	234,323
1.01.02.02.05	Dividends Receivables	0	0
1.01.02.02.06	Advance for Future Capital Increase	0	0
1.01.03	Inventories	1,546,464	1,450,859
1.01.04	Other	0	0
1.02	Noncurrent Assets	9,505,968	9,200,426
1.02.01	Long-term Receivables	1,705,243	1,552,278
1.02.01.01	Sundry Credits	701,529	719,169
1.02.01.01.01	Receivables Securitization Fund	116,067	113,484
1.02.01.01.02	Recoverable Taxes	121,120	106,532
1.02.01.01.03	Deferred Income and Social Contribution Taxes	127,727	198,895
1.02.01.01.04	Deposits for Judicial Appeals	269,231	231,819
1.02.01.01.05	Accounts Receivable	32,943	33,588
1.02.01.01.06	Prepaid Expenses and Other	34,441	34,851
1.02.01.01.07	Derivative Financial Instruments	0	0
1.02.01.02	Credits with Related Parties	1,003,714	833,109
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	970,468	793,692
1.02.01.02.03	Other Related Parties	33,246	39,417
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	7,800,725	7,648,148
1.02.02.01	Investments	2,233,799	2,229,465
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	2,233,794	2,229,460
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	5	5
1.02.02.02	Property and Equipment	4,608,041	4,458,878
1.02.02.03	Intangible Assets	958,885	959,805
1.02.02.04	Deferred Charges	0	0

(A free translation of the original in Portuguese)

(FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2	Total Liabilities	13,925,915	13,364,232
2.01	Current Liabilities	3,604,072	3,579,404
2.01.01	Loans and Financing	696,456	668,084
2.01.02	Debentures	491,204	502,964
2.01.03	Suppliers	1,825,942	1,815,552
2.01.04	Taxes, Fees and Contributions	104,298	131,304
2.01.05	Dividends Payable	1,348	1,674
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	16,868	16,688
2.01.08	Other	467,956	443,138
2.01.08.01	Payroll and Social Contributions	263,997	205,351
2.01.08.02	Public Utilities	3,576	3,847
2.01.08.03	Rentals	21,174	20,052
2.01.08.04	Advertising	24,957	45,362
2.01.08.05	Insurance	55	113
2.01.08.06	Financing due to Purchase of Assets	14,211	14,211
2.01.08.07	Other Accounts Payable	83,514	91,585
2.01.08.08	Companies Acquisitions	6,527	12,577
2.01.08.09	Tax Installment Payment	49,945	50,040
2.02	Noncurrent Liabilities	3,443,090	3,009,479
2.02.01	Long-term Liabilities	3,443,090	3,009,479
2.02.01.01	Loans and Financing	1,055,492	570,096
2.02.01.02	Debentures	1,051,519	1,035,695
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	85,139
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,336,079	1,318,549
2.02.01.06.01	Provision for Litigations	124,620	116,909
2.02.01.06.02	Tax Installment Payment	1,205,788	1,192,847
2.02.01.06.03	Provision for Capital Deficiency	15	2,504
2.02.01.06.04	Other Accounts Payable	5,656	6,289
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	6,878,753	6,775,349
2.05.01	Paid-up Capital	5,574,379	5,573,438
2.05.02	Capital Reserves	448,729	441,782
2.05.02.01	Special Goodwill Reserve	344,605	344,605
2.05.02.02	Recognized Granted Options	104,086	97,139
2.05.02.03	Capital Reserve	38	38
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	855,645	760,129

(A free translation of the original in Portuguese)

(FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2.05.04.01	Legal	176,217	176,217
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	300,078	204,562
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	379,350	379,350
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Sales and/or Services	4,080,806	12,506,704	3,864,599	11,382,408
3.02	Gross Revenue Deductions	(405,610)	(1,229,472)	(380,598)	(1,268,001)
3.03	Net Sales and/or Services	3,675,196	11,277,232	3,484,001	10,114,407
3.04	Cost of Sales and/or Services Rendered	(2,657,378)	(8,282,428)	(2,561,283)	(7,447,784)
3.05	Gross Profit	1,017,818	2,994,804	922,718	2,666,623
3.06	Operating Income/Expenses	(857,574)	(2,586,416)	(782,216)	(2,225,397)
3.06.01	Selling	(563,018)	(1,718,958)	(527,770)	(1,532,817)
3.06.02	General and Administrative	(128,268)	(390,040)	(117,949)	(336,841)
3.06.03	Financial	(75,639)	(206,594)	(24,008)	(109,821)
3.06.03.01	Financial Income	73,687	182,218	64,496	179,076
3.06.03.02	Financial Expenses	(149,326)	(388,812)	(88,504)	(288,897)
3.06.04	Other Operating Income	(8,455)	(29,294)	7,306	7,413
3.06.04.01	Permanent Assets Income	(2,107)	(3,689)	(315)	(208)
3.06.04.02	Non-Recurring Income	(6,348)	(25,605)	7,621	7,621
3.06.05	Other Operating Expenses	(95,248)	(328,217)	(85,452)	(249,930)
3.06.05.01	Depreciation/Amortization	(90,451)	(267,930)	(85,452)	(249,930)
3.06.05.02	Other Operating Expenses	(4,797)	(60,287)	0	0
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	13,054	86,687	(34,343)	(3,401)
3.07	Operating Result	160,244	408,388	140,502	441,226
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	160,244	408,388	140,502	441,226
3.10	Provision for Income Tax and Social Contribution	(13,685)	(3,285)	7,342	(9,029)
3.11	Deferred Income Tax	(25,043)	(83,527)	24,735	(27,255)
3.12	Statutory Profit Sharing /Contributions	(6,410)	(17,976)	(1,532)	(7,309)
3.12.01	Profit Sharing	(6,410)	(17,976)	(1,532)	(7,309)
3.12.02	Contributions	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	115,106	303,600	171,047	397,633
	No. SHARES, EX-TREASURY (in thousands)	257,288	257,288	254,148	254,148
	EARNINGS PER SHARE (in reais)	0.44738	1.18000	0.67302	1.56457
	LOSS PER SHARE (in reais)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net Cash from Operating Activities	(47,041)	(495,822)	308,561	724,348
4.01.01	Cash Generated in the Operations	301,375	778,977	336,896	893,583
4.01.01.01	Net Income for the Period	115,106	303,600	171,047	397,633
4.01.01.02	Deferred Income Tax	25,043	83,527	(24,735)	27,255
4.01.01.03	Income from Written-Off Permanent Assets	(284)	2,707	(489)	1,354
4.01.01.04	Depreciation and Amortization	90,451	267,930	85,452	249,930
4.01.01.05	Interest and Monetary Variation	60,288	148,366	52,445	166,578
4.01.01.06	Adjustment to Present Value	4,402	4,402	(2,155)	(2,155)
4.01.01.07	Equity in the Earnings of Subsidiaries and Associated Companies	(13,054)	(86,687)	34,343	3,401
4.01.01.08	Provision for Contingencies	12,175	35,200	10,584	33,153
4.01.01.09	Provision for Write-Offs/ Fixed Assets Losses	301	(287)	2,372	(2,073)
4.01.01.10	Share-Based Payment	6,947	20,219	8,032	18,507
4.01.02	Variation on Assets and Liabilities	(348,416)	(1,274,799)	(28,335)	(169,235)
4.01.02.01	Accounts Receivable	(18,756)	56,845	(129,004)	150,185
4.01.02.02	Inventories	(95,604)	(24,851)	(228,437)	(288,580)
4.01.02.03	Recoverable Taxes	889	(103,819)	188,324	216,719
4.01.02.04	Other Assets	17,063	(137,839)	(289,065)	(216,179)
4.01.02.05	Related Parties	(239,540)	(488,448)	62,756	39,643
4.01.02.06	Judicial Deposits	(24,546)	(43,857)	(20,318)	(26,850)
4.01.02.07	Suppliers	10,390	(501,503)	229,963	(80,731)
4.01.02.08	Payroll and Charges	58,646	38,447	51,781	57,411
4.01.02.09	Taxes and Social Contributions Payable	(16,231)	6,003	1,126,489	1,082,960
4.01.02.10	Other Accounts Payable	(40,727)	(75,777)	(1,020,824)	(1,103,813)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(238,756)	(605,055)	(529,483)	(679,243)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.02.01	Capital Increase in Subsidiaries	0	(28,553)	(373,423)	(373,363)
4.02.02	Acquisition of Fixed Assets	(232,580)	(558,427)	(152,831)	(273,335)
4.02.03	Increase in Intangible Assets	(7,477)	(20,986)	(3,651)	(34,512)
4.02.04	Sale of Fixed Assets	1,301	2,911	422	1,967
4.03	Net Cash from Financing Activities	409,889	586,129	516,751	529,839
4.03.01	Capital Increase/Decrease	940	30,240	673,318	663,747
4.03.02	Funding and Refinancing	490,258	823,878	1,660	221,596
4.03.03	Payments	(18,451)	(54,762)	(83,384)	(154,516)
4.03.04	Interest Paid	(42,942)	(81,280)	(43,944)	(1 08,441)
4.03.05	Payment of Dividends	(19,916)	(131,947)	(30,899)	(92,547)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	124,092	(514,748)	295,829	574,944
4.05.01	Opening Balance of Cash and Cash Equivalents	1,289,597	1,928,437	1,532,842	1,253,727
4.05.02	Closing Balance of Cash and Cash Equivalents	1,413,689	1,413,689	1,828,671	1,828,671

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2010 TO 9/30/2010 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	5,573,438	441,782	0	590,850	169,279	0	6,775,349
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,573,438	441,782	0	590,850	169,279	0	6,775,349
5.04	Net Income/Loss for the Period	0	0	0	0	115,106	0	115,106
5.05	Allocations	0	0	0	0	(19,590)	0	(19,590)
5.05.01	Dividends	0	0	0	0	(19,590)	0	(19,590)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	941	6,947	0	0	0	0	7,888
5.08.01	Subscribed Capital	941	0	0	0	0	0	941
5.08.02	Capitalization of Reserves	0	0	0	0	0	0	0
5.08.03	Recognized Granted Options	0	6,947	0	0	0	0	6,947
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,574,379	448,729	0	590,850	264,795	0	6,878,753

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 9/30/2010 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	303,600	0	303,600
5.05	Allocations	0	0	0	0	(38,805)	0	(38,805)
5.05.01	Dividends	0	0	0	0	(38,805)	0	(38,805)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	199,628	(63,690)	0	(85,480)	0	0	50,458
5.08.01	Subscribed Capital	30,240	0	0	0	0	0	30,240
5.08.02	Capitalization of Reserves	169,388	(83,908)	0	(85,480)	0	0	0
5.08.03	Recognized Granted Options	0	20,218	0	0	0	0	20,218
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,574,379	448,729	0	590,850	264,795	0	6,878,753

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
1	Total Assets	18,608,465	17,926,195
1.01	Current Assets	8,705,954	8,278,070
1.01.01	Cash and Cash Equivalents	2,128,035	1,768,200
1.01.01.01	Cash and Banks	265,687	226,538
1.01.01.02	Financial Investments	1,862,348	1,541,662
1.01.02	Credits	3,561,641	3,669,348
1.01.02.01	Customers	2,124,322	2,234,944
1.01.02.02	Sundry Credits	1,437,319	1,434,404
1.01.02.02.01	Recoverable Taxes	727,562	705,112
1.01.02.02.02	Deferred Income and Social Contribution Taxes	228,788	196,541
1.01.02.02.03	Prepaid Expenses and Other	480,969	532,751
1.01.03	Inventories	3,016,278	2,816,066
1.01.04	Other	0	24,456
1.01.04.01	Related Parties	0	24,456
1.01.04.02	Other	0	0
1.02	Noncurrent Assets	9,902,511	9,648,125
1.02.01	Long-term Receivables	2,549,774	2,519,192
1.02.01.01	Sundry Credits	2,260,437	2,249,035
1.02.01.01.01	Recoverable Taxes	208,795	191,553
1.02.01.01.02	Deferred Income and Social Contribution Taxes	1,041,255	1,106,956
1.02.01.01.03	Deposits for Judicial Appeals	523,626	472,628
1.02.01.01.04	Accounts Receivable	468,869	442,527
1.02.01.01.05	Prepaid Expenses and Other	17,892	35,371
1.02.01.02	Credits with Related Parties	289,337	270,157
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	217,775	217,824
1.02.01.02.03	Other Related Parties	71,562	52,333
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	7,352,737	7,128,933
1.02.02.01	Investments	249,383	237,643
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Subsidiaries	249,378	237,638
1.02.02.01.03	Other Investments	5	5
1.02.02.02	Property and Equipment	5,650,599	5,437,575
1.02.02.03	Intangible Assets	1,452,755	1,453,715
1.02.02.04	Deferred Charges	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

1.01– IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 – CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2	Total Liabilities	18,608,465	17,926,195
2.01	Current Liabilities	5,903,834	5,856,278
2.01.01	Loans and Financing	825,946	810,445
2.01.02	Debentures	491,204	502,964
2.01.03	Suppliers	3,274,124	3,263,749
2.01.04	Taxes, Fees and Contributions	185,350	226,854
2.01.05	Dividends Payable	2,981	3,349
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	94,332	36,892
2.01.08	Other	1,029,897	1,012,025
2.01.08.01	Payroll and Social Contributions	400,164	364,994
2.01.08.02	Public Utilities	7,221	7,517
2.01.08.03	Rentals	64,168	47,913
2.01.08.04	Advertising	25,160	45,825
2.01.08.05	Insurance	163	212
2.01.08.06	Financing due to Purchase of Assets	14,211	14,212
2.01.08.07	Other Accounts Payable	291,654	300,841
2.01.08.08	Advance for Future Capital Increase	6	0
2.01.08.09	Companies Acquisition	173,078	174,832
2.01.08.10	Tax Installment Payment	54,072	55,679
2.02	Noncurrent Liabilities	5,764,064	5,226,007
2.02.01	Long-term Liabilities	5,764,064	5,226,007
2.02.01.01	Loans and Financing	2,919,768	2,399,241
2.02.01.02	Debentures	1,051,519	1,035,695
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,792,777	1,791,071
2.02.01.06.01	Provision for Litigations	297,295	284,237
2.02.01.06.02	Tax Installment Payment	1,313,313	1,294,751
2.02.01.06.03	Other Accounts Payable	182,169	212,083
2.03	Deferred Income	0	0
2.04	Minority Shareholders	61,814	68,561
2.05	Shareholders’ Equity	6,878,753	6,775,349
2.05.01	Paid-up Capital	5,574,379	5,573,438
2.05.02	Capital Reserve	448,729	441,782
2.05.02.01	Goodwill Special Reserve	344,605	344,605
2.05.02.02	Recognized Granted Options	104,086	97,139
2.05.02.03	Capital Reserve	38	38
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	855,645	760,129
2.05.04.01	Legal	176,217	176,217
2.05.04.02	Statutory	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01– IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 – CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	300,078	204,562
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	379,350	379,350
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Sales and/or Services	7,939,559	23,540,650	6,931,337	17,864,000
3.02	Gross Revenue Deductions	(839,204)	(2,488,897)	(780,322)	(2,064,689)
3.03	Net Sales and/or Services	7,100,355	21,051,753	6,151,015	15,799,311
3.04	Cost of Sales and/or Services Rendered	(5,356,121)	(16,000,397)	(4,645,098)	(11,849,729)
3.05	Gross Profit	1,744,234	5,051,356	1,505,917	3,949,582
3.06	Operating Income/Expenses	(1 ,572,419)	(4,616,689)	(1,368,749)	(3,494,265)
3.06.01	Selling	(1,063,505)	(3,180,833)	(958,651)	(2,465,480)
3.06.02	General and Administrative	(187,267)	(571,769)	(197,269)	(472,933)
3.06.03	Financial	(191,725)	(465,185)	(64,711)	(196,984)
3.06.03.01	Financial Income	77,434	221,774	72,442	193,438
3.06.03.02	Financial Expenses	(269,159)	(686,959)	(137,153)	(390,422)
3.06.04	Other Operating Income	(9,841)	27,990	(18,066)	(22,597)
3.06.04.01	Other Operating Income	(2,913)	102,676	6,541	6,541
3.06.04.02	Permanent Assets Income	1,637	3,974	6,818	2,287
3.06.04.03	Non-Recurring Income	(8,565)	(78,660)	(31,425)	(31,425)
3.06.05	Other Operating Expenses	(131,822)	(462,882)	(131,640)	(345,155)
3.06.05.01	Other Operating Expenses	(3,383)	(81,807)	(8,709)	(8,709)
3.06.05.02	Depreciation/Amortization	(128,439)	(381,075)	(122,931)	(336,446)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	11,741	35,990	1,588	8,884
3.07	Operating Result	171,815	434,667	137,168	455,317
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	171,815	434,667	137,168	455,317
3.10	Provision for Income and Social Contribution Taxes	(23,574)	(28,610)	(17,386)	(38,670)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.11	Deferred Income Tax	(31,427)	(107,093)	78,886	13,395
3.12	Statutory Profit Sharing /Contributions	(8,383)	(23,582)	(2,008)	(9,580)
3.12.01	Profit Sharing	(8,383)	(23,582)	(2,008)	(9,580)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	6,675	28,218	(25,613)	(22,829)
3.15	Income/Loss for the Period	115,106	303,600	171,047	397,633
	No. SHARES, EX-TREASURY (in thousands)	257,288	257,288	254,148	254,148
	EARNINGS PER SHARE (in reais)	0.44738	1.18000	0.67302	1.56457
	LOSS PER SHARE (in reais)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net Cash from Operating Activities	319,178	(264,287)	831,610	1,149,931
4.01.01	Cash Generated in the Operations	496,109	1,100,622	382,127	1,129,493
4.01.01.01	Net Income in the Period	115,106	303,600	171,047	397,633
4.01.01.02	Deferred Income Tax	31,427	107,093	(78,886)	(13,395)
4.01.01.03	Income from Written-Off Permanent Assets	47,796	41,805	160	(117)
4.01.01.04	Depreciation/Amortization	128,439	381,075	122,931	336,446
4.01.01.05	Interest and Monetary Variation	106,458	192,346	112,373	323,260
4.01.01.06	Adjustment to Present Value	97,041	97,041	(2,915)	(2,915)
4.01.01.07	Equity in the Earnings of Subsidiaries and Associated Companies	(11,741)	(35,990)	(1,588)	(8,884)
4.01.01.08	Provision for Contingencies	28,179	67,656	23,798	54,567
4.01.01.09	Provision for Write-Offs/ Fixed Assets Losses	(46,868)	(46,005)	1,562	1,562
4.01.01.10	Share-Based Payment	6,947	20,219	8,032	18,507
4.01.01.11	Minority Interest	(6,675)	(28,218)	25,613	22,829
4.01.02	Variation in Assets and Liabilities	(176,931)	(1,364,909)	449,483	20,438
4.01.02.01	Accounts Receivable	29,529	115,207	(108,897)	74,655
4.01.02.02	Inventories	(202,948)	(192,733)	(379,424)	(465,557)
4.01.02.03	Recoverable Taxes	(36,185)	(255,629)	322,474	357,196
4.01.02.04	Other Assets	69,262	(113,074)	11,416	(2,899)
4.01.02.05	Related Parties	62,521	39,363	9,612	15,469
4.01.02.06	Judicial Deposits	(49,194)	(89,033)	(41,813)	(60,645)
4.01.02.07	Suppliers	4,528	(742,498)	549,184	110,919
4.01.02.08	Payroll and Charges	35,170	(28,154)	111,395	122,332
4.01.02.09	Taxes and Social Contributions Payable	(28,488)	(21,931)	1,147,844	1,099,344
4.01.02.10	Other Accounts Payable	(61,126)	(76,427)	(1,172,308)	(1,230,376)
4.01.03	Other	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.02	Net Cash from Investment Activities	(340,835)	(815,034)	(829,631)	(1,062,244)
4.02.01	Net Cash from Acquisitions	0	0	82,765	82,765
4.02.02	Companies Acquisition	0	(28,553)	(698,305)	(698,305)
4.02.03	Capital Increase in Subsidiaries	0	(971)	(654)	(16,277)
4.02.04	Acquisition of Fixed Assets	(334,055)	(758,814)	(208,232)	(395,615)
4 .02.05	Increase in Intangible Assets	(10,925)	(33,579)	(6,205)	(37,645)
4.02.06	Sale of Fixed Assets	4,145	6,883	1,000	2,833
4.03	Net Cash from Financing Activities	381,492	863,156	426,379	440,404
4.03.01	Capital Increase/Decrease	940	30,240	673,318	663,747
4.03.02	Funding and Refinancing	481,689	1,362,030	17,233	252,268
4.03.03	Payments	(49,607)	(291,016)	(186,800)	(266,244)
4.03.04	Interest Paid	(31,573)	(106,466)	(44,016)	(110,677)
4.03.05	Payments of Dividends	(19,957)	(131,632)	(33,356)	(98,690)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Reduction) in Cash and Cash Equivalents	359,835	(216,165)	428,358	528,091
4.05.01	Opening Balance of Cash and Cash Equivalents	1,768,200	2,344,200	1,725,345	1,625,612
4.05.02	Closing Balance of Cash and Cash Equivalents	2,128,035	2,128,035	2,153,703	2,153,703

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 7/1/2010 TO 9/30/2010 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,573,438	441,782	0	590,850	169,279	0	6,775,349
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,573,438	441,782	0	590,850	169,279	0	6,775,349
5.04	Net Income/Loss for the Period	0	0	0	0	115,106	0	115,106
5.05	Allocations	0	0	0	0	(19,590)	0	(19,590)
5.05.01	Dividends	0	0	0	0	(19,590)	0	(19,590)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	941	6,947	0	0	0	0	7,888
5.08.01	Subscribed Capital	941	0	0	0	0	0	941
5.08.02	Capitalization of Reserves	0	0	0	0	0	0	0
5.08.03	Recognized Granted Options	0	6,947	0	0	0	0	6,947
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,574,379	448,729	0	590,850	264,795	0	6,878,753

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 9/30/2010 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	303,600	0	303,600
5.05	Allocations	0	0	0	0	(38,805)	0	(38,805)
5.05.01	Dividends	0	0	0	0	(38,805)	0	(38,805)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	199,628	(63,690)	0	(85,480)	0	0	50,458
5.08.01	Subscribed Capital	30,240	0	0	0	0	0	30,240
5.08.02	Capitalization of Reserves	169,388	(83,908)	0	(85,480)	0	0	0
5.08.03	Recognized Granted Options	0	20,218	0	0	0	0	20,218
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,574,379	448,729	0	590,850	264,795	0	6,878,753

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of reais, except when indicated otherwise.

1.    Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”), headquartered in the City of São Paulo, State of São Paulo, is a publicly-held corporation.

The Company and its subsidiaries operate primarily as a retailer and wholesaler of food products, bazaar articles, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized stores, department stores, convenience stores and the Internet. GPA has the following brands in its portfolio "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Extra.com” “Sendas”, “Assai” and “Ponto Frio” e “PontoFrio.com”.

Founded in 1948, the Company has 88,000 employees, 1,112 stores in 19 Brazilian states and the Federal District and a logistics infrastructure comprised by 34 warehouses located in 13 states.

The Company joined the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

Diniz Group and Casino Group share the Company’s control by means of a holding company named Wilkes Participações S.A., pursuant to the Agreement entered into in May 2005.

Relevant Operations and Partnerships

a)   Sendas Distribuidora

GPA has a partnership with Rio de Janeiro’s retail chain, Sendas, pursuant to Note 10 b (iii) -. Sendas Distribuidora S.A. (“Sendas Distribuidora”) operates retail activities of the Company and Sendas S.A. throughout the State of Rio de Janeiro.

b)   Partnership with Itaú

As of 2004, GPA is partner of Banco Itaú Unibanco Holding S.A. and Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers (see Note 10 b (vi)).

c)           Assai

As of November 1, 2007, GPA started operating in the cash & carry segment (“atacarejo”), reinforcing its multiformat positioning. With the operations carried out in 2007 and 2009, GPA acquired the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), the recipient company of Assai Comercial e Importadora Ltda.’s spun-off assets.

In October 2008, GPA started operating in the cash & carry segment (“atacarejo”) in the State of Rio de Janeiro (“Assai”) by means of Xantocarpa Participações Ltda. (wholly-owned subsidiary of Sendas Distribuidora – “Xantocarpa”).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1.    Operations (Continued)

d)   Ponto Frio

In July 2009, the Company, by means of one of its subsidiaries, acquired the share control of Globex Utilidades S.A. (“Globex”), strengthening and expanding its operations in the home appliance segment. (See Note 10 b (v))

e)   Partnership with Casas Bahia

In December 2009, GPA and the controlling partners of Casas Bahia entered into a Partnership Agreement aiming at merging their retail trade of durable goods, as well as consolidating the durable goods e-commerce. This partnership will allow GPA to offer a larger diversity of products, better customer service and easier credit access.

At July 1, 2010, GPA and Globex entered into an addendum to the Partnership Agreement, signed on December 4, 2009 with the controlling partners of Casas Bahia Comercial Ltda. (“Casas Bahia”). In the addendum, the parties reviewed certain conditions of the partnership between Globex and Casas Bahia (“Partnership”), and defined the necessary stages for its implementation, as announced to the market through a material fact.

The parties have jointly submitted the partnership conditions to the Antitrust Brazilian System, according to the terms originally agreed upon and pursuant to the material fact disclosed by the parties at February 3, 2010, at that date, they entered into a Provisional Agreement for the Maintenance of the Reversibility of Operation (APRO) with the Administrative Council for Economic Defense (CADE). Therefore, at July 6, 2010, the parties notified CADE on the execution of the aforementioned addendum.

On November 9, 2010, was held Extraordinary General Meeting of the Company, in which all decisions necessary for the completion and implementation of Association were pproved. Thus, the controlling shareholders of Casa Bahia became the holders of 47% shares of Globex, and the GPA became the holder of shares representing at least 52% of the share capital of Globex, depending the minority interest in the shares of Globex.

In addition, Globex will remain as controlling shareholder of Ponto Frio.com Comércio Eletrônico S.A. (“PF.com”) and holder of common shares representing 50.1% of its capital stock. The Company will hold shares representing 43.9% of PF.com’s total capital stock and part of its officers will hold the remaining shares, corresponding to 6% of PF.com’s total capital stock. The latter will operate e-commerce activities, which are currently developed by the websites extra.com, pontofrio.com and casasbahia.com, besides wholesale durable goods e-commerce.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

2.    Basis of preparation and presentation of quarterly information

a)  Quarterly Information

The individual (parent company) and consolidated quarterly information were prepared and are presented according to the rules issued by the Brazilian Securities and Exchange Commission (CVM), the provisions of the Brazilian Corporation Law (Law 6,404/76), including provisions amended by Laws 11,638/07 and 11,941/09, as well as pronouncements, guidelines and interpretations issued by the Brazilian Committee on Accounting Pronouncements (CPC). This quarterly information was analyzed by the Fiscal Council in a meeting held at November 8, 2010 and approved by the Board of Directors at a meeting held on November 9, 2010.

During 2009 and 2010, the Brazilian Committee on Accounting Pronouncements (CPC) issued and the Brazilian Securities and Exchange Commission (CVM) approved several Technical Pronouncements, Interpretations and Guidelines whose effectiveness is only mandatory for the fiscal year ended December 31, 2010, requiring that the companies file again the financial statements of the comparative year.

The Company decided not to exercise its eligibility concerning the quarterly information of September 30, 2010, and at its best judgment, the Company below shows a brief description of the eventual material changes to the accounting practices previously adopted for the quarterly information of September 30, 2010 and comparative period.

- CPC 15 – Business Combination, approved by CVM Deliberation 580/09 of July 31, 2009: It mainly establishes the buyer’s principles and requirements in a business combination. The Company expects that the figures referring to the acquisition of Globex Utilidades S.A. will change when applying this Pronouncement retrospectively to January 1, 2009, due to the new measurement of goodwill by the expectation of future profitability, resulting from the measurement of Globex’s net assets by the fair value of assets acquired (including identified intangible assets) and obligations assumed.

- CPC 22 – Information by Segment, approved by CVM Deliberation 582 of July 31, 2009: It sets forth that reporting shall be divided by the Company’s operating segment. “Operating segment” is defined as an entity’s component: (a) that develops business activities generating revenues and incurring in expenses; (b) whose operational results are regularly reviewed by the top manager of the Company’s operations in the decision-making process; and (c) to which the financial information is available.

The Company’s Management will analyze additional reporting in its financial statements resulting from the data and indicators of assets, liabilities and results identifiable for each one of its operating segments.

- CPC 24 – Subsequent Event, approved by CVM Deliberation 593 of September 15, 2009: The main impact for applying this rule refers to the recording of dividends. According to CPC 24 at the end of the fiscal year, the Company shall recognize as liability only the mandatory minimum dividend established in its Bylaws. Additional minimum dividends will be recorded as liability as these are approved by the Company’s appropriate bodies.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

2.    Basis of preparation and presentation of quarterly information (Continued)

- CPC 26 – Presentation of the Financial Statements, approved by CVM Deliberation 595, of September 15, 2009: It sets forth the basis for presenting the financial statements, by determining the presentation overall requirements, structuring guidelines and the minimum content to be included in the financial statements. Two new requirements were added in relation to the previous practice; i) comprehensive statement of income; ii) presentation of three balance sheets in the situations in which the Company applies an accounting policy retroactively or files again items in its financial statements.

- CPC 27 – Fixed Assets, approved by CVM Deliberation 583 of July 31, 2009: The Company understands that this rule may cause eventual effects on its financial statements, mainly due to said CPC that requires deducting the estimated residual value from fixed assets in order to calculate depreciation. Currently, the Company depreciates assets by their whole formation cost, not deducting the estimated residual value. The Company is assessing the useful life taking into account the residual value of its assets and will apply this change of depreciation rate retrospectively as of January 1, 2010, in compliance with IPCP 10.

CPC 38, 39 and 40 Financial Instruments: Recognition and Measurement, Presentation, Reporting, approved by CVM Deliberation 604 of November 19, 2009:

- CPC 38 – Financial Instruments: Recognition and Measurement: It rules the recognition and measurement of financial instruments operations – including derivatives. It shall be applied to all companies and all types of financial instruments, aside from specific exceptions. A financial instrument is any agreement originating a financial asset for an entity and a financial liability or equity instrument for another.

CPC 39 – Financial Instruments: Presentation – it aims at establishing the principles for presenting the financial instruments as liability or shareholders’ equity and offsetting the financial assets and liabilities. It applies to the classification of financial instruments, under the issuer’s viewpoint, into financial assets, financial liabilities and equity instruments; the classification of corresponding interest, dividends, gains and losses; the circumstance in which the financial assets and liabilities shall be offset.

CPC 40 – Financial Instruments: Reporting – It introduces the need of detailed reporting on financial statements for the Company’s equity and financial situation and its performance.

CPC 41 – Earnings per Share approved by CVM Deliberation 636 of August 6, 2010: This Technical Pronouncement aims at establishing the principles to determine and report the earnings per share.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

2.    Basis of preparation and presentation of quarterly information (Continued)

(b) Prior years reclassification:

Globex, as part of the harmonization of practices, criteria and accounting estimates identified in the second half of 2009, a difference in the understanding in the application of accounting standards attributable to prior years, which led to the result the year ended December 31, 2008 were restated.

The results for the period ended September 30, 2009 is being presented in these financial statements adjusted to reflect the review of criteria and allow comparability.The main impact was:

(I) The cost of logistics - reclassification of R $ 19,329 in consolidated;

The total effects on account of the adjustments mentioned above are shown below, as required by Resolution 564/2008 that approved the NPC No. 12 - Accounting Policies, Changes in Accounting Estimates and Errors (Correlation - IAS 8) "

Income Statement	Consolidated
	30.09.2009	30.09.2009
	(As presented)	(Restated)
Cost of Sales and/or Services Rendered	(11.830.400)	(11.849.729)
Selling expenses	(2.488.553)	(2.465.480)
Profit for the period	397.633	397.633
Earnings per share	1,56457	1,56457

3.    Summary of main accounting practices

Accounting estimates to measure and recognize certain assets and liabilities are used in the preparation of the quarterly information of the Company and its subsidiaries. The determination of these estimates took into account experiences of past and current events and other objective and subjective factors. Complying with such, this quarterly information include estimates related to the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability of fixed and intangible assets; the realization expectation of deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities and the provision for litigations; the benefit value granted through stock options and fair value of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The estimates used in this quarterly information may present variations compared to the actual values upon the realization and/or settlement of operations in which they are involved. The Company reviews its estimates and assumptions, at least, quarterly.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.    Summary of main accounting practices (Continued)

a)  Determination of income

Sales revenues are stated at their gross amounts. Taxes and discounts on sales revenues are presented as reducing accounts. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized upon the transfer of the product, with all risks and benefits to the purchaser. The freight value is included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

The recording of present value adjustment expense, incurring on installment sales, has as corresponding credit the item “trade accounts receivable” and its reversals are recorded in a separate item, called “reversal of present value adjustment from sale of goods”.

b)  Translation of foreign currency-denominated balances

(i)     Functional and presentation currency of the quarterly information

The Company’s functional currency is the Brazilian Real. The quarterly information of each subsidiary, consolidated by Company, as well as those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

(ii)    Foreign currency-denominated transactions

Monetary assets and liabilities indexed in foreign currency were translated into reais using the exchange rate effective on respective closing balance sheet date. The differences resulting from the currency translation are recorded as financial revenues or expenses in income.

c)  Financial instruments

The financial assets and liabilities held by the Company and its subsidiaries are recognized by their fair value upon their contracting, plus transaction costs directly related to their acquisition or issue. Financial instruments are classified according to the purpose to which they were acquired or issued under the following categories: (i) financial assets and liabilities measured at the fair value through income; and (ii) financial assets and liabilities held to maturity and (iii) loans and receivables. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

•         Financial assets and liabilities measured at fair value through income: these are financial assets held for active and frequent trading. The derivatives are also classified in the held-for-trading category, unless if they had been accounted for as hedge accounting. The assets of this category are classified as current assets. The gains or losses deriving from changes in fair value are reported in the income statement under "Financial result" in the period these occur.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.    Summary of main accounting practices (Continued)

•         Loans and receivables: This category includes the loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted on an active market. They are included as current assets, except for those with maturity exceeding 12 months after the balance sheet dates (these are classified as non-current assets).The Company’s loans and receivables include the loans, trade accounts receivable, other accounts receivable and cash and cash equivalents. The loans and receivables are accounted by their amortized cost, using the effective interest rate method. The funding costs are mainly composed of brokers’ commission and IOF “Tax on Financial Operations”, and stated according to CPC 08.

•          Assets and liabilities held to maturity: these are financial assets that cannot be classified as loans and receivables, as they are quoted on an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio to maturity. These are valued by cost of acquisition, plus income earned against the net income for the period, using the effective interest rate method.

Derivative instruments designated as hedge accounting

c)  Financial instruments (Continued)

Firstly, the derivatives are recognized by their fair value on the date a derivatives agreement is executed and subsequently are measured again at their fair value. The method to recognize the resulting gain and loss depends whether the derivative is designated or not as hedge instrument: The method depends on the nature of the item that has been hedged. The Company may designate certain derivatives, such as:

•         Fair value hedge: the derivative financial instruments destined to mitigate the risks deriving from the exposure to the variation in fair value of hedged item shall be classified. The hedged items and related derivative financial instruments are expensed to the appropriate revenue or expense account, in the income statement.

Fair market value of financial instruments actively traded on organized markets is determined based on its market pricing calculated at the date of its respective balance sheet. If there is no market, then the fair value is determined through valuation techniques and compatible with usual practices on the market including the use of recent market arm’s length transactions, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

d)  Cash and cash equivalents

These include cash, positive balances in checking account and marketable securities redeemable within up to 90 days. Marketable securities included in cash and cash equivalents are classified into the “financial assets calculated at fair value through income” category.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.    Summary of main accounting practices (Continued)

e)  Accounts receivable

Accounts receivable are stated considering the estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable losses in the realization of such receivables, considering the historic average of losses.

The Company’s installment sales occur with the intermediation of FIC, whose receivables do not remain in the Company (Note 10 b (vi)).

The Company carries out securitization operations of the accounts receivable through PAFIDC

 (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 8).

Accounts receivable from commercial agreements result from credits and discounts granted by suppliers, established by agreements and calculated over purchase volume, marketing initiatives, freight cost reimbursement, etc.

f)   Inventories

Inventories are stated at the average acquisition cost or market value, whichever is shorter, adjusted by provision for inventory bonuses for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency. Warehousing and handling costs are appropriated according to inventory turnover and the portion not absorbed is stated at the inventories value. Provisions are recorded based on historical data of the Company.

g)  Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency has been recorded, when applicable. Other investments are recorded at acquisition cost.

h)  Property and equipment

These assets are recorded at acquisition or construction cost (monetarily restated until December 31, 1995) deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11. In leasehold improvements, amortization is calculated considering the shortest term between the term of the lease agreement or assets useful life is utilized.

The Company adopts procedures aiming at ensuring that assets are not recorded by a value higher than the one that can be recoverable for use or sale, pursuant to CPC 01 rules.

Interest and financial charges on loans and financing contracted by third parties directly or indirectly attributable to the process of purchase, construction and/or operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.    Summary of main accounting practices (Continued)

Expenditures for repairs and maintenance are recorded as expenses when they do not significantly affect the useful lives of related assets; or they do not aggregate to the value of assets when they materially contribute to the increase of useful lives of existing facilities and equipment.

i)   Leasing

Financial leasing agreements are recorded in property and equipment against liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates recognized in loans and financing are appropriated to income for the year according to the duration of the agreement by the effective interest rate method.

Operating leasing agreements are recognized as expense based on the determination period of the benefit over leased asset by the Company, regardless of the basis used to determine leasing payments.

The depreciation of capitalized assets is calculated according to their useful life, in the event there is the intention to acquire such asset. If the Company does not intend to acquire the asset, the depreciation is calculated considering the least term between the effectiveness of the agreement or the assets’ useful life.

j)   Intangible assets

Goodwill calculated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 goodwill balances are submitted to an annual test for impairment analysis, as set forth by CPC 01.

Intangible assets with defined useful life term are amortized according to such term and when sign of any impairment signs is verified these assets are submitted to impairment tests. Intangible assets with indeterminate useful life are not amortized, they are submitted to annual test for impairment analysis.

k)  Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to identifying events or changes in economic, operating or technological circumstances that may indicate deterioration, obsolescence or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for impairment by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l)   Other assets and liabilities

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal liability as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.         Summary of main accounting practices (Continued)

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be advantageous for the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months, otherwise, these are stated as noncurrent.

m) Taxation

Revenues from sales of goods and rendering of services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region, and its respective value deducted from the total revenues from sales for the purposes of determining income.

The credits derived from non-cumulative PIS and COFINS are deducted from cost of goods sold for presentation of statement of income for the year.

PIS and COFINS refer to the financial revenues and expenses recorded in the corresponding items.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

Income and social contribution taxes are calculated according to the taxable income based on accounting records and are classified as current or deferred, as follows:

Current – Income and social contribution taxes in Brazil, when opted for the taxable income regime, are calculated at the (i) 25% taxable income (15% increased by 10% surcharge on taxable income exceeding R$240) for income tax, and (ii) 9% on taxable income for social contribution. Brazilian tax laws in force allows to carry forward tax losses referring to previous years with current tax income, limited to 30% of the taxable income of each year.

Deferred – Deferred income and social contribution taxes are calculated based on tax losses and negative basis of social contribution, as well as temporary differences mainly composed of provisions related to the recording of litigations that are not deductible for calculation purposes of taxable income and calculation basis of social contribution only on the date of its financial realization.

Deferred income and social contribution tax assets were recorded pursuant to CVM Ruling 371/02 and take into account the expectation of generating future taxable income, based on a technical feasibility study approved by the Board of Directors.

n)  Share-based compensation

Part of the compensation of the Company’s main executives and managers is paid as stock option plan, measured by their fair value, calculated on the plan granting date, based on the market’s pricing models, considering the share market value, the stock option exercise price and term of the agreement. Compensation costs linked to these programs are recorded on a straight-line basis in income, under operating expenses, during the period the services were rendered by beneficiaries against the capital reserve.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.         Summary of main accounting practices (Continued)

o)  Present value adjustment of assets and liabilities

Noncurrent monetary assets and liabilities and current assets and liabilities, when relevant, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry.

p)  Provision for litigations

As per CVM Deliberation 489/05, the Company adopts the concepts established in NPC 22 on Provisions, Liabilities, Contingent Assets and Liabilities when setting up its provisions and disclosure on matters regarding litigations and lawsuits. The balances of provisions are stated net of the respective judicial deposits, where applicable (Note 16).

Provisions for lawsuits are recorded as it follows:

•       Contingent assets: it is an asset that likely will result from past events and whose existence is only confirmed by the occurrence or not of one or more uncertain future events not fully under the entity’s control. The Company reports in its notes when the contingent assets are probable and records them in the quarterly information only when they become final and unappealable.

•       Contingent liabilities: likely liability that results from past events and whose existence shall only be confirmed by the occurrence or not of one or more uncertain future events not fully under the Company’s control. (i) When contingent liabilities are probable, the Company records liabilities in its financial statements; (ii) concerning contingent liabilities deemed as possible, these are only reported in the notes to the quarterly information and concerning contingent liabilities deemed as remote, these are neither recorded nor reported.

q)  Earnings/Losses per share

The calculation is made according to the "net income/number of outstanding shares” ratio on the balance sheet date. Pursuant to the Brazilian Corporation Law, earnings may be: distributed, used to increase capital or create the profit expansion reserve, based on the capital budget.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.         Summary of main accounting practices (Continued)

r)   Consolidated quarterly information

The consolidated financial statements are prepared and presented in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247/96, and include the quarterly information of the Company and its subsidiaries Novasoc Comercial Ltda. (“Novasoc”), Sé Supermercados Ltda. (“Sé”), Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa, Vedra Empreendimentos e Participações S.A. (“Vedra”), Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), FIC, Lake Niassa Empreendimentos e Participações Ltda. (“Lake Niassa”), Globex, Globex Administração e Serviços Ltda., Ponto Frio Administração e Importação de Bens Ltda. (“Ponto Frio Adm.”), Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda (“Atacadista Eletro”), Globex Administração de Consórcios Ltda., Bruxellas Empreend. Participações S.A. (“Bruxellas”), Dallas Empreend. e Participações S/A (“Dallas”); Pontocred Negócios de Varejo Ltda (“Pontocred”); Nova Extra Eletro Comercial Ltda. (“Nova Extra Eletro”), E-HUB Consult. Particip. e Comércio S.A.(“E-HUB”); Banco Investcred Unibanco S.A (“Banco Investcred”); and Sabara S.A. (“Sabara”).

The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.         Summary of main accounting practices          (Continued)

	Interest of Investors (%) – at September 30, 2010
				CBD	Sendas		Lake	Globex	Ponto Frio
Investees	GPA	Novasoc	Sé	Holland	Distrib.	Bellamar	Niassa	Utilidades	Adm

Novasoc	10.00	-	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-	-
PAFIDC	9.01	0.70	0.35	-	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-	-	-	-
Barcelona	-	-	100.00	-	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00	-	-	-	-	-
Xantocarpa	-	-	-	-	100.00	-	-	-	-
Vedra	99.99	-	-	-	-	-	-	-	-
Bellamar	-	-	100.00	-	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-	-
Dallas	99.99	-	-	-	-	-	-	-	-
Bruxellas	99.99	-	-	-	-	-	-	-	-
FIC	-	-	-	-	-	35.76	14.24	-	-
Lake Niassa	-	-	-	-	-	-	-	99.99	-
Globex	98.77	-	-	-	-	-	-	-	-
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	99.99	-
Ponto Frio Adm	-	-	-	-	-	-	-	99.99	-
Atacadista Eletro	-	-	-	-	-	-	-	100.00	-
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	99.99	-
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	99.50	0.50
Nova Extra Eletro	0.1	-	-	-	-	-	-	99.90	-
Banco Investcred	-	-	-	-	-	-	50.00	-	-
Sabara	-	-	-	-	-	-	-	100.00	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.         Summary of main accounting practices          (Continued)

	Interest of Investors (%) – at June 30, 2010
				CBD	Sendas		Lake	Globex
Investees	GPA	Novasoc	Sé	Holland	Distrib.	Bellamar	Niassa	Utilidades	Pontocred

Novasoc	10.00	-	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-	-
PAFIDC	9.05	0.71	0.35	-	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-	-	-	-
Barcelona	-	-	100.00	-	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00	-	-	-	-	-
Xantocarpa	-	-	-	-	100.00	-	-	-	-
Vedra	90.00	-	-	-	-	-	-	-	-
Bellamar	-	-	100.00	-	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-	-
Dallas	99.99	-	-	-	-	-	-	-	-
Bruxellas	99.99	-	-	-	-	-	-	-	-
FIC	-	-	-	-	-	35.76	14.24	-	-
Lake Niassa	-	-	-	-	-	-	-	99.99	-
Globex	98.77	-	-	-	-	-	-	-	-
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	99.99	-
Ponto Frio Adm.	-	-	-	-	-	-	-	99.99	-
Globex Factoring Comercial Ltda.	-	-	-	-	-	-	-	99.99	-
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	99.99	-
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	99.50	-
PF.com	-	-	-	-	-	-	-	99.95	0.05
E-HUB	-	-	-	-	-	-	-	45.00	-
Banco Investcred	-	-	-	-	-	-	50.00	-	-
Sabara	-	-	-	-	-	-	-	100.00	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.    Summary of main accounting practices (Continued)

r)   Consolidated quarterly information (Continued)

Despite the fact that the Company holds interest in Novasoc that only represents 10% of its capital stock, Novasoc is effectively controlled by the Company by means of a Quotaholders Agreement, with a 99.98% interest in its income.

Sendas Distribuidora is fully consolidated based on the Shareholders’ Agreement signed, which establishes that the operating and administrative management is exclusively conducted by the Company.

The following eliminations occurred during the consolidation process:

  the balances of assets and liabilities accounts among consolidated companies;

  the interest in the capital, reserves and accumulated earnings of subsidiaries; and

  revenues and expenses balances and the unrealized profit originated in transactions between the consolidated companies.

Pursuant to CVM Ruling 408/04, the Company, since the first quarter of 2005, consolidates the PAFIDC quarterly information, as it represents a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, once the Company is exposed to most of risks and benefits related to the ownership of PAFIDC subordinated quotas.

The Company’s indirect investment in FIC, by means of Bellamar (35.76%) and Lake Niassa (14.24%), was valued by the equity accounting method. Pursuant to the official memorandum CVM/SNC 006/10, FIC’s quarterly information is consolidated by Itaú, since the bank is responsible for the company’s operating management.

The quarterly information of FIC and Investcred were audited by other independent auditors.

In relation to FIC, in the period ended September 30, 2010, total investments and equity in the earnings of this investee accounted for 0.9% and 8.7%, respectively, in relation to assets and results reported in the Company’s consolidated quarterly information.

In relation to Investcred in the period ended September 30, 2010, total investments and equity in the earnings of subsidiaries and associated companies of this investee accounted for 0.1% and 0.3% respectively, in relation to the Company’s consolidated quarterly information.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

4.    Marketable Securities

The marketable securities at September 30, 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(c).

	Parent Company			Consolidated
	CDI*	9.30.2010	6.30.2010	CDI*	9.30.2010	6.30.2010
Current
Financial investments
Banco do Brasil	100.2%	545,534	377,069	100,2%	684,057	466,108
Itaú	100.4%	262,703	316,319	100,5%	473,476	420,669
Bradesco	102.1%	378,136	341,977	101,9%	481,162	401,997
Votorantim	101.1%	72,426	91,696	101,1%	78,087	96,825
Santander	101.0%	55,105	53,689	101,0%	71,332	69,499
ABN AMRO	104.0%	25,523	24,848	104,0%	25,991	25,375
Safra	101.5%	20,972	22,214	101,5%	22,418	23,622
Unibanco	104.1%	4,803	4,676	101,1%	18,397	19,177
CEF	98.0%	2,603	2,538	98,0%	2,603	2,538
Alfa	-	-	-	101,5%	1	1,011
Other	100.0%	509	6,756	100,0%	4,824	14,841
Total current		1,368,314	1,241,782		1,862,348	1,541,662

Non-current
PAFIDC receivables securitization fund (Note 8)		116,067	113,484		-	-

Total non-current		116,067	113,484		-	-

Overall Total		1,484,381	1,355,266		1,862,348	1,541,662
(*) Weighted average rate

5.    Trade Accounts Receivable

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Current
Resulting from sales through:
Credit card companies	273,686	371,474	354,891	669,580
Sales vouchers and others	46,995	61,906	127,841	116,195
Credit sales with post-dated checks	2,171	2,542	6,532	7,192
Consumer financing – direct credit	-	-	9,324	9,829
Trade bills receivable from wholesale customers	-	-	72,210	52,632
Own credit card – interest-free installment	12,332	11,944	19,077	17,390
Accounts receivable from subsidiaries	133,946	127,644	-	-
Allowance for doubtful accounts	(4,843)	(5,098)	(19,812)	(17,815)
Present value adjustment	-	-	(13,699)	(27,068)
Resulting from commercial agreements	289,456	164,190	407,045	255,360
	753,743	734,602	963,409	1,083,295

Accounts receivable - PAFIDC	-	-	1,160,913	1,151,649

Total current	753,743	734,602	2,124,322	2,234,944

Non-current
Accounts receivable - Paes Mendonça	-	-	407,197	398,821
Other accounts receivable	32,943	33,588	61,672	43,706
Total non-current	32,943	33,588	468,869	442,527

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

5.    Trade Accounts Receivable (Continued)

a) Credit Card Management Companies

Credit card operations are considered receivable in cash, except electronic devices, which may be paid in up to 18 monthly installments, and are managed by third parties.

b)  Consumer financing

The balance of “Accounts Receivable from Customer Financing – consumer direct credit” includes accounts receivable from Globex’s customers financing activity.

c)  Trade accounts receivable from Subsidiaries

The balance of “Trade Accounts Receivable from Subsidiaries” reflects selling operations carried out by the Company and its subsidiaries at cost to supply their stores.

d)  Allowance for doubtful accounts

The allowance for doubtful accounts is recorded according to the Management's analysis, considering the historic average of effective losses:

	Parent Company	Consolidated
Balance at June 30, 2010	(5,098)	(17,815)
Additions	(1,935)	(8,751)
Write-offs	2,190	6,754
Balance at September 30, 2010	(4,843)	(19,812)

e)  Accounts receivable from Commercial Agreements

The balance of accounts receivable from Commercial Agreements comprise current transactions between the Company and its suppliers, mainly based on the volume of purchases.

f)    Present value adjustment

The discount rate used by Globex and its subsidiaries take into consideration current market valuations as to the value of cash over time and asset specific risks. Installment sale operations with the same cash value were carried to their present value on the date of transaction, in view of their terms, and adopting the monthly average rate of operations that anticipate receivables with credit card management companies, during the period ended September 30, 2010, varying from 0.66% and 1.05% (0.79% to 1.17% at June 30, 2010).

g) Accounts receivable – Paes Mendonça

The “Accounts Receivable – Paes Mendonça” account balance comprises credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores operated by Novasoc and Sendas (Note 10 (b) (i)).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

6.    Inventories

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010

Stores	947,578	904,015	1,897,704	1,815,757
Warehouses	636,032	583,281	1,196,147	1,086,476
Provisions on inventories	(37,146)	(36,437)	(75,276)	(84,366)
Present value adjustment on inventories	-	-	(2,297)	(1,801)

	1,546,464	1,450,859	3,016,278	2,816,066

The provisions for inventories are comprised by unrealized bonuses and breakage provisions, which are recorded based on the Company’s historical data.

7.    Recoverable taxes

These mainly refer to credits from recoverable Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Current
Taxes on sales	261,590	219,069	586,851	506,494
Income tax and others	92,225	146,931	141,060	198,987
Present value adjustment	(301)	(318)	(349)	(369)
	353,514	365,682	727,562	705,112
Non-current
Taxes on sales	112,616	98,086	198,336	181,055
ICMS and others	13,617	13,848	16,644	16,771
Present value adjustments	(5,113)	(5,402)	(6,185)	(6,273)
	121,120	106,532	208,795	191,553
Total recoverable taxes	474,634	472,214	936,357	896,665

  8. Pão de Açúcar Receivables Securitization Fund – PAFIDC

PAFIDC is receivables securitization fund formed in compliance with CVM Rulings 356/01 and 393/03 for the specific purpose of acquiring receivables of the Company and its subsidiaries arising from sales of products and services by the Company and/or its subsidiaries, except for receivables deriving from installment system and post-dated checks. PAFIDC shall be effective until December 7, 2012.

The capital structure of the fund, at September 30, 2010, is broken down in: 10,295 senior quotas in the amount of R$1,158,923, representing 89.94% of the fund’s equity (89.89% at June 30, 2010) owned by third parties; and 2,864 subordinated quotas in the amount of R$129,647, representing 10.06% of the fund’s equity (10.11% at June 30, 2010) owned by the Company and its subsidiaries.

The Company carries out securitization operations of its receivables, represented by credit sales with tickets and credit card company receivables, with PAFIDC. The volume of operations stood at R$2,463,500 in the quarter ended September 30, 2010 (R$2,448,552 at June 30, 2010), in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables amounted to R$87,015 (R$82,820 at September 30, 2009), recognized as financial expenses in income for 2010 and 2009, respectively.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

8.    Pão de Açúcar Receivables Securitization Fund – PAFIDC (Continued)

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at September 30, 2010 and June 30, 2010 were R$1,160,913 and R$1,151,649, respectively, net of allowance for losses.

The condensed balance sheet of PAFIDC is summarized as follows:

	9.30.2010	6.30.2010
Assets
Cash and cash equivalents	106,734	113,787
Accounts receivable	1,160,913	1,151,649
Other amounts	22,087	-
Total assets	1,289,734	1,265,436

Liabilities
Accounts payable	1,164	11,998
Shareholders’ equity	1,288,570	1,253,438
Total liabilities	1,289,734	1,265,436

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at September 30, 2010 was R$116,067 (R$113,484 at June 30, 2010). Other subordinated quotas are attributed to Novasoc and Sé, amounting to R$129,647.

The senior quotas interest yield is shown below:

		9.30.2010		6.30.2010
Quotaholders	Amount	CDI Rate	Redeemable balance	CDI Rate	Redeemable balance

Senior A	5,826	109.5%	747,208	109.5%	726,416
Senior B	4,300	109.5%	179,108	109.5%	174,125
Senior C	169	109.5%	232,607	109.5%	226,134
			1,158,923		1,126,675

Single series subordinated quotas are non-transferable and only can be amortized or redeemed after the amortization and redemption of senior quotas. The effects deriving from the default of any receivable acquired by the Fund, as well as any loss suffered by the Fund shall be attributed to the subordinated quotas until the limit of their value.

Pursuant to the Receivables Assignment Agreement entered into between the Company, its subsidiaries and PAFIDC, the assignment of receivables is irrevocable and irreversible, with the definitive transfer of receivables to the Fund, together with all rights, privileges, guarantees, preferences, prerogatives and actions related thereto and without right of recourse against the Company and its subsidiaries.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

9.    Balances and Transactions with Related Parties

The transactions with related parties, as presented below, are carried out at cost prices.

a)   Sales and Purchases of Goods

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Customers:
Novasoc Comercial	29,651	27,343	-	-
Sé Supermercados	69,775	67,939	-	-
Sendas Distribuidora	31,410	24,784	-	-
Barcelona	1,436	3,080	-	-
Xantocarpa	1	7	-	-
Globex	12		2,146
Ponto Frio.com	1,662	4,492	1,662	-
Total assets	133,947	127,645	3,808	-

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Suppliers:
Novasoc Comercial	1,668	1,434	-	-
Sé Supermercados	3,044	4,304	-	-
Sendas Distribuidora	3,925	5,075	-	-
Barcelona	721	517	-	-
Xantocarpa	167	133	-	-
Globex	43	21	43	-
Ponto Frio.com	125	370	125	-
Total liabilities	9,693	11,854	168	-

	Parent Company		Consolidated
	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Sales:
Novasoc Comercial	220,731	195,757	-	-
Sé Supermercados	578,946	527,292	-	-
Sendas Distribuidora	188,145	168,207	-	-
Barcelona	14,402	7,891	-	-
Globex	873	-	-	-
Ponto Frio.com	58,824	-	-	-
	1,061,921	899,147	-	-
Purchases:
Novasoc Comercial	1,767	1,768	-	-
Sé Supermercados	8,520	9,248	-	-
Sendas Distribuidora	7,260	14,004	-	-
Grupo Assai	(1,464)	-	-	-
Ponto Frio.com	20	-	-	-
	16,103	25,020	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

9.    Balances and Transactions with Related Parties (Continued)

b)  Other operations

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010

Assets
Novasoc Comercial	26,754	23,053	-	-
Sé Supermercados	240,098	232,417	-	-
Casino	1,642	1,962	1,642	1,962
FIC	9,138	14,929	36,733	42,696
Pão de Açúcar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	488,838	436,753	-	-
Xantocarpa	2,460	2,660	-	-
Barcelona	85,578	27,090	-	-
Vedra	20	20	-	-
Globex	88,680	49,287	-	-
Ponto Frio.com	18,891	3,322	-	-
Vancouver	1,316	1,267	-
Other	21,304	21,354	31,967	30,960
	1,003,714	833,109	289,337	294,613

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010

Liabilities
Fundo Península	10,689	10,678	11,034	11,027
Globex	-	85,139	-	-
Financeira Itaú CBD S.A	-	-	25,994	22,214
Casas Bahia Comercial Ltda	-	-	54,370	-
Other	6,179	6,010	2,935	3,651
	16,868	101,827	94,333	36,892

	Parent Company		Consolidated
	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Income
Novasoc Comercial	6,163	5,194	-	-
Sé Supermercados	16,070	12,897	-	-
Sendas Distribuidora	26,846	29,040	-	-
Casino	(3,967)	(4,714)	(3,967)	(4,714)
Fundo Península	(101,430)	(93,835)	(104,601)	(97,183)
Grupo Diniz	(9,595)	(9,167)	(6,346)	(9,923)
Sendas S.A.	(27,288)	-	(41,754)	(9,003)
Grupo Assai	-	-	-	(2,026)
Galeazzi e Associados	-	(3,926)	-	(4,616)
FIC/ Banco Investcred	(6,045)	-	(5,707)	1,683
Other	(6,299)	(9,832)	(6,299)	(9,832)
	(105,545)	(74,343)	(168,674)	(135,614)

Novasoc, Sé Supermercados and Sendas Distribuidora: comprise (i) the values resulting from the utilization of shared services center, such as treasury, accounting, legal department and others; and (ii) values deriving from the leasing agreement entered into by the Company and Sendas Distribuidora related to 8 properties located in the State of Rio de Janeiro.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

9.    Balances and Transactions with Related Parties (Continued)

b)  Other operations (Continued)

Casino: it includes (i) R$346 of amounts payable pursuant to the Technical Assistance Agreement, signed between the Company and Casino Group at July 21, 2005 and ratified by the Special Shareholders’ Meeting held at August 16, 2005, which regulates the transfer of knowledge in the administrative and financial areas of Casino Group to the Company and its subsidiaries. The annual amount of this agreement is US$2.7 million and is effective for 7 years, with automatic renewal for an indeterminate term; and (ii) R$1,988 of the Company’s amounts receivable are from French expatriate employees expenses and other.

Fundo Península: investment fund which has as beneficiaries members of the Diniz family and comprises the amounts paid by the leasing of Fundo Península’s properties, as per the Leasing Agreement entered into the Company, its subsidiaries and Fundo Península, under market conditions, and this was approved at the Special Shareholders’ Meeting held at June 22, 2005.

Diniz Group: it includes the amounts paid for the leasing of properties owned by members of the Diniz family, pursuant to the lease agreement executed between the Company and its subsidiaries and members of the Diniz family, under market conditions.

Sendas S.A.: it includes the amounts paid by Sendas S.A. to Sendas Distribuidora for the leasing of 57 properties.

Galeazzi e Associados: these include the amounts paid for consulting services related to the management of operations in the State of Rio de Janeiro (Sendas Distribuidora) and in the Northeast (CBD), and the process of merging operations between the Company and Globex.

Globex: the Company during the period ended September 30, 2010 engaged services companies and incurred in personnel expenses to consolidate and support Globex Utilidades S.A.’s operations, after its acquisition, thus, the parent company included a right with subsidiary in its related parties balance of R$5,127. The Company also has a right of loan agreement, which is adjusted by CDI rate of 105.46%, in the amount of R$170,385 and a loan agreement obligation of (R$86,832).

The Company recorded an account payable referring to the “First Addendum to the Partnership Agreement” executed between Globex, GPA and Casas Bahia, which ensures Globex the right of being indemnified by GPA related to certain recognized contingencies to be owed by Globex as of June 30,2010.

BFIC/Banco Investcred: results are mainly represented by (i) refund of expenses, including  expenses related to payroll, commissions on the sale of financial products and other expenses pursuant to the infrastructure agreement (ii) financial expenses resulting from receivables discount (named “financial rebate”); and (iii) revenues from property rental.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10.   Investments

a)  Information on investments at September 30, 2010 and June 30, 2010

	Quarter ended 9.30.2010
	Shares/	Interest in		Shareholders’ Equity	Net income/
	Quotas	the capital	Capital	(capital	Loss for
	held	stock - %	stock	deficiency)	The quarter
Novasoc	1,000	10.00	10	5,993	17,976
Sé	1,444,656,368	100.00	1,444,656	1,665,996	64,239
Sendas Distribuidora	607,083,796	57.43	835,677	(66,093)	(66,224)
Pa Publicidade	99,999	99.99	100	3,414	(1)
Barcelona	15,010,000	100.00	24,520	142,933	16,147
CBD Panamá	1,500	100.00	4	5,008	3,846
CBD Holland B.V.	180	100.00	0	348	0
Xantocarpa	28,671,514	100.00	28,672	4,063	(6,331)
Vedra	9,999	99.99	10	(15)	0
Bellamar	138,564,578	100.00	138,565	171,536	27,058
Vancouver	12,009,990	100.00	10	671	661
Dallas	9,999	99.99	1	1	0
Bruxelas	9,999	99.99	1	(1)	0
Globex	122,286,848	98.77	671,033	652,203	13,991

	Quarter ended 6.30.2010
	Shares/	Interest in		Shareholders’ Equity	Net income/
	Quotas	the capital	Capital	(capital	Loss for
	held	stock - %	stock	deficiency)	The quarter
Novasoc	1,000	10.00	10	(2,029)	9,954
Sé	1,444,656,368	100.00	1,444,656	1,641,835	40,078
Sendas Distribuidora	607,083,796	57.43	835,677	(50,939)	(51,070)
Pa Publicidade	99,999	99.99	100	3,400	(16)
Barcelona	15,010,000	100.00	24,520	138,982	12,196
CBD Panamá	1,500	100.00	4	3,559	2,397
CBD Holland B.V.	180	100.00	0	348	-
Xantocarpa	28,671,514	100.00	28,672	4,218	(6,176)
Vedra	9,000	90.00	10	(15)	-
Bellamar	138,564,578	100.00	138,565	162,075	17,597
Vancouver	12,009,990	100.00	10	(459)	(469)
Dallas	9,999	99.99	1	1	0
Bruxelas	9,999	99.99	1	1	0
Globex	122,863,716	98.77	671,033	676,557	32,292

b)  Breakdown of investments

	Parent Company							Consolidated
	Novasoc	Sé	P.A.Publ.	Sendas	Globex	Other	Total	Total
Balance at December 31, 2009	-	1,491,236	3,415	28,957	624,910	1,534	2,150,052	212,428
Additions	-	-	-	-	12,562	7	12,569	1,436
Acquisitions	-	-	-	-	-	-	-	-
Exchange Variation	-	-	-	-	-	(228)	(228)	-
Write-off	-	-	-	-	-	-	-	(465)
Merger	-	-	-	-	-	-	-	-
Equity Accounting	17,976	59,807	(1)	(9,841)	14,017	4,729	86,687	35,990
Investment Gain/Loss	-	-	-	-	(4,095)	-	(4,095)	(6)
Dividends Receivable	-	-	-	783	-	-	783
Transfer of Capital Deficiency	(11,983)	-	-	-	-	14	(11,968)	-
Balance at September 30, 2010	5,993	1,551,043	3,414	19,899	647,394	6,056	2,233,799	249,383

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10.   Investments (Continued)

b)  Breakdown of investments (Continued)

	Parent Company							Consolidated
	Novasoc	Sé	P.A.Publ.	Sendas	Globex	Other	Total	Total
Balance at June 30, 2010	-	1,528,548	3,400	22,151	671,428	3,938	2,229,465	237,643
Additions	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Exchange Variation	-	-	-	-	-	(280)	(280)	-
Write-off	-	-	-	-	-	-	-	-
Merger	-	-	-	-	-	-	-	-
Equity Accounting	8,022	22,494	15	(2,252)	(18,078)	2,853	13,054	11,740
Investment Gain/Loss	-	-	-	-	(5,957)	-	(5,957)	-
Dividends Receivable	-	-	-	-	-	-	-	-
Transfer of Capital Deficiency	(2,029)	-	-	-	-	(454)	(2,484)	-
Balance at September 30, 2010	5,993	1,551,042	3,415	19,899	647,393	6,057	2,233,799	249,383

(i)     Novasoc

A company holding the rights resulting from the Lease Agreement entered into with Paes Mendonça S.A. related to 16 stores currently operated by the Company. Said lease agreement will be effective until 2014. During the term of the agreement, Paes Mendonça’s shareholders won’t be able to sell or in any way transfer their shares to third parties without prior and express consent from Novasoc. During the period ended September 30, 2010, the lease payments amounted to R$13,967 (R$3,315 at September 30, 2009), including an additional contingent rental amount based on 0.5% to 2.5% over total revenues of the stores, subject-matter of the referred agreement.

(ii)    Sé

A subsidiary holding (i) shares representing 100% of the capital stock of Bellamar, a company that owns all shares issued by FIC; and (ii) shares representing 100% of the capital stock of Barcelona, a company that operates the Company’s cash & carry segment (“atacarejo”) through the Assai brand.

(iii)   Sendas Distribuidora

A subsidiary that concentrates the Company’s retailing operations in the State of Rio de Janeiro, according to the Partnership Agreement entered into with Sendas S.A., as mentioned in Note 1. Sendas Distribuidora holds a direct interest in Xantocarpa, corresponding to 100.00% of its capital stock. Xantocarpa concentrates the Company’s cash and carry operations in the State of Rio de Janeiro, through the Assai brand.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10.   Investments (Continued)

b)  Breakdown of investments (Continued)

(iii)   Sendas Distribuidora (Continued)

Currently, the parties are negotiating the exercise of PUT option notified to the Company at January 5, 2007 by Sendas S.A. is under negotiation, expressing the exercise of the right to swap all paid-up shares it holds for preferred shares of the Company’s capital stock, as provided for in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora.

(iv)   Barcelona

A subsidiary directly controlled through Sé, operating in the cash & carry segment through the Assai brand.

(v)   Globex

A direct subsidiary of the Company that holds 98.77% of its capital stock. Alternatively to the public tender offer to acquire Globex shares owned by other non-controlling shareholders, Globex’s controlling shareholders were granted the stock option for class B preferred shares (“Class B Preferred Shares”), without voting rights, with no par value and not tradeable, to be issued due to the Company’s capital increase, and pay them up using the credit from the installments of the acquisition price, case in which Globex’s controlling shareholders would be granted an additional credit, equivalent to 10% of the amount corresponding to the acquisition price, to be exclusively used for the payment of Class B Preferred Shares.

Remaining Class B Preferred Shares held by Globex’s former shareholders will be converted into Class A Preferred Shares at January 7, 2011.

The Company has also guaranteed, in an agreement, that upon the conversion of Class B Preferred Shares into Class A Preferred Shares, pursuant to the terms and conditions established above, specifically related to shares being converted into Class A Preferred Shares at that moment, the Company will pay Globex’s shareholders who decided to subscribe Class B Preferred Shares, whether or not controlling shareholders, the amount corresponding to the positive difference between R$40.00 per share, duly restated according to CDI variation, as of the signature of the Share Purchase Agreement (June 7, 2009), until the date of each conversion, and the market value of Class A Preferred Shares at that time, calculated according to the weighted average price per volume on the fifteen (15) trading sessions of BOVESPA immediately prior to each conversion date.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10.   Investments (Continued)

c)    Breakdown of investments (Continued)

(v)        Globex (Continued)

At a Notice to the Market of February 9, 2010, the Company announced the results of the auction for the public tender offer of common shares issued by Globex, due to the sale of Globex’s control, and cumulatively, as a result of the Company’s higher interest in Globex’ voting capital (the “OPA”). The Company announced that, due to the OPA auction held at February 3, 2010, it has acquired 4,102,220 common shares representing approximately 3.3% of Globex’ capital stock, which generated a goodwill of R$19,906 to the Company. In view of acquisitions made in the OPA, the Company now holds 98.77% of Globex’s total and voting capital stock.

Taking into account that all shareholders who adhered to the OPA opted for the Mixed Payment Option are entitled to be paid in domestic currency and in Class B preferred shares of the Company, the Company paid the total amount of R$28,428 and 137,014 Class B Preferred Shares to shareholders who adhered to the OPA at February 10, 2010, OPA’s settlement date.

Class B Preferred Shares shall be converted into Class A Preferred Shares of the Company (“Class A Preferred Shares”) according to the schedule of item 6.5 of the OPA Call Notice. Pursuant to item 1.6.1.3 of the Call Notice, considering that the first and second conversion dates have already occurred, 60% of the Class B Preferred Shares delivered as payment of the OPA, were converted into Class A Preferred Shares at February 17, 2010.

The subsidiary Globex, by means of its subsidiary Lake Niassa Empreendimentos e Participações Ltda., holds a 50% interest in Banco Investcred’s capital stock, whose management was shared between Globex and Unibanco, pursuant to the Shareholders’ Agreement dated October 26, 2001. Therefore, pursuant to CVM Ruling 247/96, the consolidated Quarterly Information was prepared taking into account the proportional consolidation of this investment until September 30, 2009. As of October 1, 2009, Banco Investcred was consolidated by Banco Itaú, as per Note 3(r).

(vi)   FIC – Partnership Agreement between the Company and Banco Itaú

Investee which owns the exploitation rights of the Company’s financial activities, whose shares representing its capital stock are held by the subsidiary Bellamar, i.e., 35.76%, Lake Niassa which holds 14.24% and Itaú Unibanco, which holds 50%.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10.   Investments (Continued)

b)  Breakdown of investments (Continued)

(vi)   FIC – Partnership Agreement between the Company and Banco Itaú (Continued)

The partnership includes all brands and formats of stores operated or owned by the Company, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce (Internet). The inclusion of stores to be acquired or new businesses to be developed by the Company or its subsidiaries within the scope of the partnership will be subject to negotiation between the parties.

Itaú Unibanco is in charge of FIC’s operating management, by incorporating the structure and commercialization of financial products to Globex’s customers, previously performed by Banco Investcred.

11.   Property and Equipment

			Parent Company
	Annual depreciation rates%		9.30.2010			6.30.2010
	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	817,065	-	817,065	817,065
Buildings	3.33	3.33	2,397,141	(631,454)	1,765,687	1,761,016
Improvements	-	6.67	1,737,948	(809,529)	928,419	850,519
Equipment	10.0 to 33.0	12.73	1,050,096	(701,092)	349,004	325,079
Installations	20.0 to 25.0	20.0	290,108	(217,074)	73,034	70,355
Furniture and fixtures	10.0	10.0	409,574	(262,128)	147,446	138,787
Vehicles	20.0	20.0	23,659	(9,492)	14,167	13,371
Construction in progress	-	-	359,259	-	359,259	329,193
Other	10.0	10.0	148,747	(22,045)	126,702	125,617
			7,233,597	(2,652,814)	4,580,783	4,431,002

Financial Leasing

Hardware	10.0	10.0	5,528	(1,586)	3,942	4,218
Buildings	5.0 to 20.0	5.0 to 20.0	34,447	(11,131)	23,316	23,658
Total			39,975	(12,717)	27,258	27,876

Total			7,273,572	(2,665,531)	4,608,041	4,458,878

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

11.   Property and Equipment (Continued)

			Consolidated
	Annual depreciation rates %		9.30.2010			6.30.2010
	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	873,373	-	873,373	873,642
Buildings	3.33	3.33	2,604,471	(731,068)	1,873,403	1,847,377
Improvements	-	6.7	2,570,966	(1,238,150)	1,332,816	1,243,913
Equipment	10.0 to 33.0	12.7	1,429,892	(890,042)	539,850	493,702
Installations	20.0 to 25.0	20.0	381,865	(268,032)	113,833	128,653
Furniture and fixtures	10.0	10.0	592,284	(355,494)	236,790	226,809
Vehicles	20.0	20.0	28,410	(11,652)	16,758	16,268
Construction in progress	-	-	437,678	-	437,678	383,685
Other	10.0	10.0	183,687	(38,956)	144,731	139,428
			9,102,626	(3,533,394)	5,569,232	5,353,477

Financial Leasing

Machinery and equipment	10.0 to 33.0	10.0	40,401	(9,292)	31,109	32,286
Hardware	10.0	10.0	8,981	(2,947)	6,034	6,477
Facilities	20.0 to 25.0	10.0	1,292	(397)	895	956
Furniture and fixtures	10.0	10.0	17,948	(4,191)	13,757	14,299
Vehicles	20.0	20.0	1,375	(924)	450	519
Buildings	5.0 to 20.0	5.0 to 20.0	43,402	(14,280)	29,122	29,561
Total			113,399	(32,032)	81,367	84,098

Total			9,216,025	(3,565,426)	5,650,599	5,437,575

a)  Additions to property and equipment

	Parent Company		Consolidated
	2010	2009	2010	2009

Additions	169,277	47,585	219,979	69,615
Financial leasing	-	3,882	-	6,799
Capitalized interest	2,055	2,360	4,768	2,938
Total at March 31,	171,332	53,827	224,747	79,352

Additions	156,570	69,037	204,780	98,787
Financial leasing	-	-	-	12,183
Capitalized interest	2,033	2,280	2,385	2,878
Total at June 30,	158,603	71,317	207,165	113,848

Additions	232,580	155,306	334,055	193,778
Financial leasing	-	1,553	-	18,460
Capitalized interest	2,958	2,099	3,381	2,699
Total at September 30	235,538	158,958	337,436	214,937

Overall Total	565,473	284,102	769,348	408,137

“Additions” comprise the amounts incurred with the acquisition of operating assets, land and buildings to expand activities, construction of new stores, modernization of existing warehouses and improvements of stores and investment in equipment and information technology.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

11.   Property and Equipment (Continued)

a)  Additions to property and equipment (continued)

According to CPC 01, the items of property and equipment showing signs that its costs registered are higher than its recovery values are reviewed in detail and periodically to determine the need of provision to reduce the book balance to its realization value. The Management neither identifies any changes in the circumstances or signs of technological obsolescence nor any evidence that its tangible assets used in its operations are not recoverable, concluding that no provision for assets losses is required.

12.   Intangible Assets

	Parent Company
	Balance at 6.30.2010	Additions	Transfer	Write-off	Amortization	Balance at 9.30.2010

Software (20% p.a.)	131,703	7,476	2,235	(4)	(10,627)	130,783
Goodwill	828,102	-	-	-	-	828,102
Total	959,805	7,476	2,235	(4)	(10,627)	958,885

	Consolidated
	Balance at 6.30.2010	Additions	Transfer	Write-off	Amortization	Balance at 9.30.2010

Globex – commercial rights	17,113	-	-	-	(1,423)	15,690
Software (20% p.a.)	161,772	11,773	2,474	(84)	(13,511)	162,424
Goodwill	1,274,830	-	-	(189)	-	1,274,641
Total	1,453,715	11,773	2,474	(273)	(14,934)	1,452,755

For consolidation purposes, upon the merger of subsidiaries, the amounts originally recorded under investments, including goodwill based on expected future profitability, were recorded in the intangible assets. Goodwill balances verified in the acquisitions of equity interests are supported by technical reports on the expected future profitability of the companies and were amortized until December 31, 2008 according to the terms and extensions estimated in said reports, limited to 10 years.

Goodwill balances are no longer amortized on an accounting basis since January 1, 2009, only subject to the impairment test pursuant to CPC 01. According to the Company’s assessments on December 31, 2009 and considering future results projections, the Management concluded that no provision for assets losses is required.

In the first quarter, the goodwill balance increased by R$19,906 referring to the acquisition of 4,102,220 common shares representing approximately 3.3% of Globex’s capital stock, in view of the public tender offer auction held on February 3,2010.

In the merger of subsidiaries and for consolidation purposes, the amounts originally recorded under investments, such as, goodwill, mainly, expectation of future profitability were transferred to the intangible assets and were amortized until December 31, 2008 within the terms and extensions of profitability projections which determine them, limited by a 10-year term.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

12.            Intangible Assets (Continued)

The Company valued the recovery of goodwill book value based on its usage value, using the cash generating units discounted cash flow method, which represent the set of tangible and intangible assets employed in the operation. The process to estimate the usage value involves the utilization of assumptions, judgments and estimates on future cash flows, growth and discount rates. The future cash flow assumptions and growth projections are based on the Company’s annual budget and long-term business plan, approved by the Board of Directors, as well as comparable market data and they represent the best Management’s estimate on the economic conditions to prevail during the economic useful life of cash flow generating assets.

The key assumptions used when estimating the usage value to which the assets recovery value is more sensitive are as follows:

(i)   Revenues– Revenues were projected based on the Company’s annual budget for the following year and business plan comprising the period between 2010 and 2014;

(ii)  Operating costs and expenses – Costs and expenses were projected based on the Company’s historical performance and its growth was projected in line with sales growth, taking into account its relationship;

(iii) Capital Investments – these were estimated taking into account the infrastructure necessary to support sales growth.

The key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information based on the financial market projections, documented and approved by the Company’s Management bodies.

Consistently with the economic valuation techniques, the usage value valuation is made for a 5-year period. Revenue growth rates used are compatible with long-term macroeconomic expectations, which are yearly reviewed based on the historical performance and prospects for the sector where the Company operates.

Future cash flows estimated were discounted at a single discount rate of 9.7% this year.

The Company’s intangible assets impairment test did not require the recognition of losses since the estimated usage value exceeds its net book value on the valuation date.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.   Loans and financing

i)      Breakdown of debt

		Parent Company		Consolidated
	Note	9.30.2010	6.30.2010	9.30.2010	6.30.2010

Debentures	13d	495,450	506,330	495,450	506,330
Swap agreements	13a	(483)	611	(483)	611
Funding cost		(3,763)	(3,977)	(3,763)	(3,977)
		491,204	502,964	491,204	502,964
Domestic currency
BNDES	13b	38,656	38,006	63,338	63,802
IBM		-	-	6,623	6,806
Working capital	13a	373,740	362,710	437,724	437,954
Financial leasing	23b	12,661	14,995	27,737	30,264
Swap agreements		(2,122)	(4,444)	(2,558)	(4,316)
Funding cost		(4,526)	(1,833)	(6,771)	(3,904)
		418,409	409,434	526,093	530,606

Foreign currency
Working capital	13a	247,044	258,384	266,224	278,601
Swap agreements	13a	31,421	433	34,345	1,719
Funding cost		(418)	(167)	(716)	(481)
		278,047	258,650	299,853	279,839

Total current		1,187,660	1,171,048	1,317,150	1,313,409

		Parent Company		Consolidated
	Note	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Debentures
Debentures	13d	1,060,367	1,045,324	1,060,367	1,045,324
Funding cost		(8,848)	(9,629)	(8,848)	(9,629)
		1,051,519	1,035,695	1,051,519	1,035,695

Domestic currency
BNDES	13b	222,472	53,371	233,488	70,269
IBM		-	-	13,798	15,314
Working capital	13a	348,320	333,803	611,019	587,020
PAFIDC quotas	8	-	-	1,158,923	1,126,675
Financial leasing	23b	43,399	42,804	65,936	68,614
Swap agreements	13a	3,998	9,668	2,750	11,227
Funding cost		(10,626)	(4,691)	(13,978)	(8,271)
		607,563	434,955	2,071,936	1,870,848

Foreign currency
Working capital	13a	430,341	128,225	805,923	519,884
Swap agreement	13a	18,089	6,916	42,523	8,694
Funding cost		(501)	-	(614)	(185)
		447,929	135,141	847,832	528,393

Total noncurrent		2,107,011	1,605,791	3,971,287	3,434,936

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13. Loans and financing (Continued)

ii)     Noncurrent maturity

Year	Parent Company	Consolidated

from 13 to 24 months	394,491	631,362
from 25 to 36 months	308,124	1,666,494
from 37 to 48 months	945,637	1,209,586
from 49 to 60 months	135,207	135,544
over 60 months	343,527	351,741
Subtotal	2,126,986	3,994,727

Funding cost	(19,975)	(23,440)

Total	2,107,011	3,971,287

a)  Working capital financing

The funds for working capital financing purposes are obtained from local financial institutions and are used to finance customer credit (remaining balance not granted to PAFIDC) or GPA growth. This funding is obtained without guarantees, except for Sendas Distribuidora, whose operations are endorsed by the Company.

		Parent Company			Consolidated
		Rate*	9.30.2010	6.30.2010	Rate*	9.30.2010	6.30.2010
Debt
Domestic currency
Banco do Brasil	CDI	11.3%	722,060	696,513	11.3%	1,046,139	1,008,496
Itaú	CDI		-	-		1,099	4,016
Bradesco			-	-		22	1,050
Alfa	CDI		-	-		1,483	-
Safra	CDI		-	-		-	943
Unibanco			-	-		-	10,469
			722,060	696,513		1,048,743	1,024,974

Foreign currency
ABN AMRO	YEN	1.7%	128,944	128,868	1.7%	128,944	128,868
ABN AMRO	USD		-	-	4.9%	147,743	154,909
Santander	USD	5.9%	244,855	257,741	5.9%	345,167	410,348
Itaú BBA	USD	3.6%	303,586	-	3.6%	303,587	-
Banco do Brasil	USD		-	-	3.9%	146,706	104,360
			677,385	386,609		1,072,147	798,485
Swap agreements
ABN AMRO	CDI	101.8%	(11,127)	(14,029)	104.0%	7,221	(7,211)
Santander	CDI	101.6%	42,548	21,376	101.6%	43,397	17,088
Itaú BBA	CDI	105.2%	18,086	-	105.2%	18,089
Banco do Brasil	CDI	103.9%	1,879	5,226	104.0%	8,353	7,447
			51,386	12,573		77,060	17,324

Overall Total			1,450,831	1,095,695		2,197,950	1,840,783

* Weighted average rate

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.       Loans and financing (Continued)

a)  Working capital financing (Continued)

The Company uses swap operations to translate U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian reais liabilities pegged to CDI (floating) variation.

CDI annual benchmark rate at September 30, 2010 stood at 9.25% (8.79% at June 30, 2010).

b)  BNDES

The line of credit obtained from the National Bank for Economic and Social Development (BNDES) is subject to incidence on TJLP rate (long-term interest rate), accrued of annual interest rates. In the event the TJLP exceeds 6% p.a., the surplus will be added to the principal outstanding balance. The Company also has agreements indexed based on a basket of foreign currencies, in addition to the respective charges, plus the outstanding balance and annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

In the quarter ended September 30, 2010, the Company had two agreements entered into with BNDES at May 9, 2007, and July 28, 2009, which are indexed by TJLP.

In addition to BNDES Resolutions 665/87 (Provisions Applicable to BNDES Agreements) and 660/87 (Follow-up Rules and Instructions), the Company must observe certain debt covenants indexes calculated based on its consolidated information, in accordance with Brazilian GAAP. At March 3, 2010, the Company renegotiated the ratios to be observed, which now are as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Management effectively controls and monitors debt covenants, and has been fully performing the ratios required on a contractual basis.

The funding obtained by subsidiary Globex with financial institutions (BNDES, Banco IBM and Unibanco) includes event of early maturity related to the change in the share control. Said financial institutions have already officially declared that they will not exercise this right referring to the declaration of early maturity.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.       Loans and financing (Continued)

b)  BNDES (Continued)

				Parent Company		Consolidated
Annual financial charges	Grace period	No. of monthly installments	Maturity	9.30.2010	6.30.2010	9.30.2010	6.30.2010
TJLP+ 3.2%	6	60	Nov/2012	71,583	79,843	71,583	79,843
TJLP+ 2.7%	6	60	Nov/2012	10,341	11,534	10,341	11,534
TJLP+ 4.5%	6	24	Dec/2010	-	-	425	850
TJLP+ 4.5%	5	24	Jan/2011	-	-	597	1,045
TJLP+ 2.3%	9	48	Nov/2011	-	-	11,492	1,166
TJLP+ 2.3%	5	48	May/2012	-	-	5,245	2,013
TJLP+ 2.3%	11	48	Nov/2011	-	-	1,846	2,515
TJLP+ 2.8%	7	48	Nov/2011	-	-	5,322	19,147
TJLP+ 2.8%	6	48	May/2012	-	-	10,770	15,958
TJLP+ 4.5%	18	60	Dec/2016	40,000	-	40,000	-
TJLP+ 4.5%	18	60	Dec/2016	41,000	-	41,000	-
TJLP+ 4.5%	18	60	Dec/2016	98,204	-	98,205	-
				261,128	91,377	296,826	134,071

c)  Redeemable PAFIDC quotas of interest -As per Official Memorandum CVM/SNC/SEP 01/2006, quotas issued by PAFIDC owned by the Company were reclassified into the item “Loans and financing” (Note 8).

d) Debentures

 (i)    Breakdown of outstanding debentures

	Type	0	Outstanding securities	0	Annual financial charges	Unit price		9.30.2010	6.30.2010
6th issue
1st series	No preference		54,000		CDI + 0.5%	10,084		544,558	556,884
2nd series	No preference		23,965		CDI + 0.5%	10,084		241,673	247,143
7th issue
1st series	No preference		200		119% of CDI	1,144,928		228,986	222,070
8th issue
1st series	No preference		500		109.5% of CDI	1,081,201		540,600	525,557
6th issue
1st and 2nd series	Interest swap				104.96% of CDI			(483)	611

Funding Cost								(12,611)	(13,606)

Parent Company/Consolidated – Current and Noncurrent								1,542,723	1,538,659

Noncurrent liabilities								1,051,519	1,035,695

Current liabilities							491,204	491,204	502,964

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.   Loans and financing (Continued)

d) Debentures (Continued)

(ii)    Debenture operation

	Number of
	debentures	Amount
At December 31, 2009	77,965	1,500,742
Paid interest and swap	-	(33,804)
Interest and swap	-	34,122

At March 31, 2010	777,965	1,501,060

Interest and swap	-	37,598
At June 30, 2010	777,965	1,538,659

Paid interest and swap	-	(39,516)
Interest and swap	-	43,580

At September 30, 2010	777,965	1,542,723

(iii)   Additional information

6th issue – On March 27, 2007, the members of the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

Series: the issue took place in two series; in the first series 54,000 debentures were issued, and 23,965 debentures in the second series.

Class and Convertibility: book-entry and are not converted into shares issued by the Company.

Type: unsecured

Issue Date: March 1, 2007

Term and Maturity: seventy-two (72) months, thus maturing on March 1, 2013;

Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, based on a year of 252 days, due half-yearly, as of the issue date, always on March and September 1 every year;

Amortization: to be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortization payment date, 25,988 debentures will be paid.

Guarantee: no guarantee

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.   Loans and financing (Continued)

d) Debentures (Continued)

Optional Early Redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement premium corresponding to, at most, one point five tenths per cent (1.5%), calculated on a “pro rata temporis” basis, downward count. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules;

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At September 30, 2010, the Company complied with debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: the funds raised through the first series of the 6th issue of debentures will be used by the Company to strengthen working capital and the remainder to pay current debt.

7th issue – at June 8, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: single

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: June 15, 2009

Term and Maturity: seven hundred and twenty (720) days as of the issue date, thus maturing at June 5, 2011.

Remuneration: 119% of average daily rates of one-day DI–Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 business days, daily calculated and published by CETIP.

Amortization: amortization in a lump sum on the maturity date.

Early Redemption: not applicable.

Guarantee: no guarantee

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.   Loans and financing (Continued)

d)    Debentures (Continued)

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At September 30, 2010, the Company complied with the debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

8th issue – at December 4, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Tranches: single tranche

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: December 15, 2009

Term and Maturity: sixty (60) days as of the issue date, thus maturing on December 15, 2014.

Remuneration: 109.5% average daily rates of one-day DI–Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) business days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

Amortization: the unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

Early Redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At September 30, 2010, the Company complied with debt covenants (financial indexes) established in said deed of debentures.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

13.   Loans and financing (Continued)

a)    Debentures (Continued)

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen the working capital.

14.   Financial instruments

Derivatives operations are exclusively used to reduce the exposure to risks resulting from the foreign currency fluctuation and interest rates, aiming at maintaining the balanced capital structure.

Parent company’s financial instruments and consolidated are reported pursuant to CVM Deliberations 475/08 and 566/08, which approved the Technical Pronouncement CPC 14.

Main financial instruments and their amounts recorded in the quarterly information by category are summarized as follows:

	Parent Company
	Book Value		Fair Value
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Cash and cash equivalents	1,413,689	1,289,597	1,413,689	1,289,597
Accounts receivable and PAFIDC	902,753	881,674	902,753	881,674
Related parties	986,846	731,282	986,846	731,282
Suppliers	(1,825,942)	(1,815,552)	(1,825,942)	(1,815,552)
Loans and Financing (*)	(1,751,948)	(1,238,180)	(1,760,742)	(1,237,211)
Debentures	(1,542,723)	(1,538,659)	(1,547,579)	(1,501,833)
Net exposure	(1,817,325)	(1,689,838)	(1,830,975)	(1,652,043)

	Consolidated
	Book Value		Fair Value
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Cash and cash equivalents	2,128,035	1,768,200	2,128,035	1,768,200
Accounts receivable and PAFIDC	2,593,191	2,677,471	2,593,191	2,677,471
Related parties	195,005	257,527	195,005	257,527
Suppliers	(3,274,124)	(3,263,749)	(3,274,124)	(3,263,749)
Loans and Financing (*)	(3,745,714)	(3,209,686)	(3,754,508)	(3,208,717)
Debentures	(1,542,723)	(1,538,659)	(1,547,579)	(1,501,833)
Net exposure	(3,646,330)	(3,308,896)	(3,659,980)	(3,271,101)

(*) (*) loans and derivative financial instruments classified as fair value hedge are recorded by fair value.

The Company adopts risk control policies and procedures, as outlined below:

a)  Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)     Credit risk

•                       Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution ratings, which are frequently restated (Note 4).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

14.           Financial instruments (Continued)

•                       Receivables: The credit risk related to accounts receivable is mitigated by the fact that most of sales of the Company and its subsidiaries are carried out via credit cards. In the quarter ended September 30, 2010, direct sales to individuals through post-dated checks accounted for nearly 0.43% of total sales in the period (0.31% at September 30, 2009). Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii)    Interest rate risk

The Company and its subsidiaries obtain loans and financing from major financial institutions in order to meet its cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to material interest rate fluctuation risks, mainly due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

(iii)   Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may result in the increase of liabilities balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange rate risk, turning the cost of debt into local currency and interest rates.

•       Derivative financial instruments

The swap agreements mentioned above are classified as fair value hedges. At September 30, 2010, these agreements amount to a reference value of R$1,997,470 (R$1,680,720 in June 2010). Usually, these operations are contracted on a matched basis, in terms of value, term and rates, and preferably with the same financial institution, observing the limits established by the Management.

Other swap operations carried out by the Company and its subsidiaries are substantially related to debentures and BNDES loans, aiming at changing fixed and variable interest rates into variable interest rates (CDI). These instruments are classified as “measured at fair value to income”.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as margins, “regret” clauses, double index, flexible options or any other types of options different from traditional swaps for the hedge of debts, including for speculative purposes.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of these hedge operations upon their contracting and on a continued basis (at least, quarterly). Hedge operations contracted in the period ended September 30, 2010 showed effectiveness in relation to the debts, purpose of this hedge. For derivative operations qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

14.   Financial instruments (Continued)

(iii)   Exchange rate risk (Continued)

•       Derivative financial instruments (Continued)

Hedge accounting, according to CPC 14, the debt, purpose of the coverage is also adjusted at the fair value as per fair value hedge accounting standards.

		Consolidated

		Reference Value (notional)		Fair value

Fair value hedge		9.30.2010	6.30.2010	9.30.2010	6.30.2010

Purpose of hedge (debt)		(1,997,470)	(1,680,720)	(1,858,835)	(1,538,598)

Long Position

USD + Pre	4.13% p.a.	909,239	592,489	954,640	677,800

YEN + Pre	1.69% p.a.
		108,231	108,231	128,944	128,868

Pre-fixed rate	11.3% p.a.	980,000	980,000	1,033,706	(499,729)
		1,997,470	1,680,720	2,117,290	306,939

Short Position

% CDI	102.9% p.a.	(1,997,470)	(1,680,720)	(2,194,354)	(325,814)

		Consolidated

		Reference Value (notional)		Fair value
Measured at fair value through income
		9.30.2010	6.30.2010	9.30.2010	6.30.2010

Long Position

CDI + Pre	100% of CDI + 0.5% p.a.	779,650	779,650	791,833	810,007
USD + Pre	100% of CDI - 4.61% p.a.	-	-		-
		779,650	779,650	791,833	810,007

Short Position

% CDI		(779,650)	(779,650)	(791,350)	(810,618)
		-	-	483	(611)

Gains and losses, realized and unrealized, on these agreements, for the quarter ended September 30, 2010, are recorded in the net financial income and the balance receivable or payable in the fair value of R$76,581 in September 2010 (R$19,487 in June 2010) is recorded in item “loans and financing”.

The effects of fair value hedge to the net income for the period ended September 30, 2010 were R$10,759 (R$16,134 in September 2009).

Other instruments marked at fair value showed effects in the income for the period ended September 30, 2010 of R$1,370 (R$823 in September 2009).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

14.   Financial instruments (Continued)

(iv)   Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, based on the projected CDI curves of BM&F Bovespa and carrying them at present value, using DI market rates to swaps published by BM&F Bovespa.

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the date the financial information is drawn up and on rates projected by the market calculated based on the currency coupon curves. In order to determine the coupon of foreign currency indexed-positions the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b)  Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by derivative financial instruments, to which the entity is exposed on each period closing date.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, for exclusive effect of sensitivity analysis, a deterioration of 25% and 50%, respectively, was considered on derivative financial instruments until the maturity date of financial instruments.

(i)     Fair value hedge (on maturity dates)

For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a Sensitivity Analysis Chart, so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

14.   Financial instruments (Continued)

b)  Analysis of sensitivity of derivative financial instruments (Continued)

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	USD increase	(1,296,811)	(1,621,014)	(1,945,216)
Swap (long position in USD)	USD increase	1,303,800	1,629,751	1,955,701
	net effect	6,989	8,737	10,485

Debt - YEN	YEN increase	(143,725)	(179,656)	(215,587)
Swap (long position in YEN)	YEN increase	143,725	179,656	215,587
	net effect	-	-	-

Debt at pre-fixed rate	Rate increase	(886,405)	(932,024)	(979,327)
Swap (long position in pre-fixed rate)	Rate increase	887,607	933,935	982,123
	net effect	1,201	1,910	2,796

Swap (short position in CDI)	CDI increase	(2,166,817)	(2,256,947)	(2,350,003)

Net effect			(87,673)	(178,095)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II and III in relation to scenario I, which the Company considers as the most probable scenario.

(ii)    Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (long position in CDI)	CDI increase	985,090	1,027,198	1,068,795
Swap (short position in CDI)	CDI increase	(984,859)	(1,029,068)	(1,072,767)
	net effect	231	(1,870)	(3,972)

Total net effect		231	(1,870)	(3,972)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

14.   Financial instruments (Continued)

c) Consolidated position of the derivative financial instruments

The consolidated position of outstanding derivative operations at September 30 and June 30, 2010 is shown below:

Oustanding
					Amount Payable or Receivable		Fair Value
Description	Counterparties	Notional	Contracting Date	Maturity	09.30.2010	6.30.2010	09.30.2010	6.30.2010

Exchange swaps
recorded at CETIP	ABN AMRO	YEN 6.281.550	10/30/2007	10/31/2011	11,935	14,936	11,127	14,029
(JPY x CDI)

	Santander	US$ 40.000	11/21/2007	4/29/2011	(16,469)	(10,055)	(14,445)	(7,375)
		US$ 40.000	11/21/2007	5/31/2011	(16,465)	(10,052)	(14,189)	(7,151)
		US$ 40.000	11/21/2007	6/30/2011	(16,444)	(10,029)	(13,914)	(6,916)
		US$ 100.000	4/16/2010	4/10/2013	(5,600)	(2,458)	(848)	4,637

Exchange swaps
recorded at CETIP	ABN AMRO	US$ 40.000	3/14/2008	3/2/2012	(12,482)	(6,195)	(9,512)	(3,503)
(USD x CDI)		US$ 15.000	3/14/2008	12/20/2011	(4,697)	(2,338)	(3,709)	(1,385)
		US$ 10.000	3/14/2008	12/20/2010	(3,143)	(1,577)	(2,924)	(1,286)
		US$ 10.000	3/14/2008	12/20/2011	(2,946)	(1,384)	(2,203)	(643)

	Brasil	US$ 150.814	3/31/2010	3/12/2012	(13,752)	1,548	(8,162)	1,298

	Itaú	US$ 175.000	7/1/2010	9/7/2013	(26,171)	-	(18,089)	-
Interest Rate Swap	Banco do Brasil	R$ 150,000	12/28/2009	1/3/2011	943	1,005	791	204
recorded at CETIP		R$ 160,000	12/28/2009	1/4/2011	1,148	1,163	989	216
(Fixed rate x CDI)		R$ 35,000	12/28/2009	3/11/2011	342	313	339	100
		R$ 45,000	12/28/2009	3/11/2011	439	402	436	128
		R$ 80,000	6/28/2010	6/12/2013	217	8	(345)	(1,309)
		R$ 130,000	6/28/2010	6/6/2014	311	13	(1,493)	(3,660)
		R$ 130,000	6/28/2010	6/2/2015	279	12	(2,161)	(4,699)
		R$ 200,000	3/31/2010	3/7/2013	2,049	1,442	1,465	(742)

	Unibanco	R$ 779,650	6/25/2007	3/1/2013	(1)	175	483	(611)

	Santander	R$ 50,000	6/28/2010	6/12/2013	149	(7)	(216)	(817)
					Total		(76,581)	(19,486)

The net position of the aforementioned agreements is recorded in loans and financing according to Note 13.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

15.   Taxes and social contribution payable

The amounts payable were as follows:

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Current
PIS and COFINS payable and other	91,488	99,528	142,940	183,437
Provision for income and social contribution taxes	12,810	31,776	42,410	43,417
	104,298	131,304	185,350	226,854
Taxes paid by installments
Tax installment payment Law 11,941/09	-	-	1,633	3,626
INSS (i)	36,064	37,195	36,061	36,578
CPMF (i)	10,271	9,306	12,547	11,701
Other (ii)	3,610	3,539	3,831	3,774
	49,945	50,040	54,072	55,679

Total Current	154,243	181,344	239,422	282,533

Noncurrent
Taxes paid by installments
Tax installment payment Law 11,941/09 (iii)	1,104,880	1,079,635	1,207,334	1,175,632
INSS (i)	63,113	74,389	63,113	74,389
CPMF (i)	17,974	18,611	21,957	23,403
Other (ii)	19,821	20,212	20,909	21,327
Total Noncurrent	1,205,788	1,192,847	1,313,313	1,294,751

Total	1,360,031	1,374,191	1,552,735	1,577,284

Tax payments by installments include the following amounts:

(i)     INSS, CPMF – The Company adhered to the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003, discontinuing few proceedings. The taxes included in this program is subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii)    Other – The Company adhered to the State and Municipal Tax Payment Installments Program (PPI). Taxes included in this program are adjusted by SELIC, and may be payable within 120 months.

(iii)   COFINS (Law 9,718/99), SEBRAE (Support Service for Entrepreneurs and Small-Sized Companies) Contribution and Offset of Social Security Contribution Debt – After legal advisors’ assessment, the Company’s Management decided to include these contingencies in the installment program set forth by Law 11,941/09 (REFIS).

16.   Provision for litigations

Provision for litigations is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

16.            Provision for litigations (Continued)

	Parent Company
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at June 30, 2010	36,249	45,114	-	35,546	116,909
Additions	-	4,157	7,190	828	12,175
Reversal/Payment	-	-	(6,362)	-	(6,362)
Monetary Restatement	859	1,241	1,823	648	4,571
Judicial Deposits	-	(11)	(2,651)	(11)	(2,673)
Balance at September 30, 2010	37,108	50,501	-	37,011	124,620

	Consolidated
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at June 30, 2010	97,412	48,154	22,169	116,502	284,237
Additions	1,229	6,132	11,467	5,222	24,050
Reversal/Payment	-	-	(13,423)	(1,533)	(14,956)
Transfer	(134)	16,139	(7,161)	(8,844)	-
Monetary Restatement	1,798	1,479	2,750	3,669	9,696
Judicial Deposits	-	1,452	(7,096)	(88)	(5,732)
Balance at September 30, 2010	100,305	73,356	8,706	114,928	297,295

a)  Taxes

Tax-related claims are indexed to the Central Bank Overnight Rate (“SELIC”), at 8.90% at September 30, 2010 (8.47% at June 30, 2010), and are subject, when applicable, to fines.

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

Regarding the debt referring to the Cofins rate increase, the Company filed a lawsuit requesting to exclude the default charges in the consolidated debt from the federal installment payment, established by Law 11,941/09. Additionally, a Company’s subsidiary offset PIS and Cofins tax debits with IPI credits – inputs submitted to zero rate or tax exemption - acquired from third parties (transferred based on a final and unappealable court decision).

The claims amounts of PIS and COFINS at September 30, 2010 is R$100,305 (R$97,412 at June 30, 2010).

Other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked, as ruled by CVM. These are: (i) tax assessment notices related to purchase, industrialization and sale of  soybean and byproducts exports (PIS, COFINS and IRPJ), (ii) disagreement on the non- application of Accident Prevention Factor (FAP) for 2010, (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this quarter), (iv) and other less relevant issues. The amount recorded at September 30, 2010 for these claims is R$44,044 (R$21,755 at June 30, 2010).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

16.   Provision for litigations (Continued)

a)  Taxes (Continued)

In addition, the Company claims in court its right of not paying the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The amount accrued at September 30, 2010 is R$38,935 (R$35,996 at June 30, 2010) and the Company made a R$9,623 (R$9,597 at June 30, 2010) judicial deposit.

b)  Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At September 30, 2010, the Company recorded a provision of R$84,927 (R$84,133 at June 30, 2010) referring to lawsuits whose risk of loss was considered probable and R$41,929 (R$42,907 at June 30, 2010), referring to lawsuits whose risk of loss is deemed as possible. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.47% accumulated in the quarter ended September 30, 2010 and 0.19% at June 30, 2010) accrued of 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$8,706 (R$22,169 at June 30, 2010).

c)  Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At September 30, 2010, the accrual amount for these lawsuits is R$32,214 (R$29,261 at June 30, 2010), for which there are no judicial deposits.

•       The balance of Globex’s civil actions at September 30, 2010 was mainly composed of: (i) consumer lawsuits in the amounts R$11,387, (ii) provisions referring to the risk revaluation of action for damages of R$7,886, deriving from contractual termination proposed by former service provider; (iii) recording of a provision of R$19,765 in view of the contractual assumption of mandatory payment of a fee on behalf of shopping centers management companies, as a result of change in share control; (iv) recording of a provision of R$7,823 in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

16.  Provision for litigations (Continued)

Total civil actions and Other at September 30, 2010 is R$114,929 (R$116,502 at June 30, 2010), net of judicial deposits.

d) Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, have not been accrued, at September 30, 2010, as follows:

•       INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$124,116 (122,887 at June 30, 2010). The proceedings are under administrative and court discussion. Out of this amount R$109,281 are guaranteed by real properties or bank guarantee.

•       IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$265,069 (R$262,444 at June 30, 2010).

•       COFINS, PIS and CPMF – The Company has been called into question in motion for offsetting, tax payment discrepancies, in addition to the collection of taxes on soybean export operations. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$636,496 (R$627,048 at June 30, 2010).

•       ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits, (ii) acquisitions from suppliers considered to be unfit according to the state treasury’s records, (iii) return of goods to its stores and (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. The total amount of these assessments is R$1,330,681 (R$1,267,599 at June 30, 2010), which await a final decision in the administrative and court levels.

•       ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$140,046 (R$136,098 at June 30, 2010) and await administrative and court decisions.

•       Other litigations – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$86,104 (R$85,038 at June 30, 2010).

•       In the subsidiary Globex, provisions were not set up for the contingent liabilities with probability of losses and amounted to R$224,158 at September 30, 2010 (R$232,447 at June 30, 2010).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

16.  Provision for litigations (Continued)

d) Other non-accrued contingent liabilities (Continued)

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

e)  Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to the litigations recorded in liabilities.

f)   Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	651,596	1,428	737,769	1,390,793
Labor	6,156	3,209	71,671	81,036
Civil and other	13,852	1,608	33,251	48,711
Total	671,604	6,245	842,691	1,520,540

The subsidiary Globex has banking letters of guarantee amounting to nearly R$37,346 at September 30, 2010.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

17.   Income and Social Contribution Taxes

a)   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Earnings before income tax	408,388	441,226	434,667	455,317
Profit Sharing	(17,976)	(7,309)	(23,582)	(9,580)

Earnings before income tax	390,412	433,917	411,085	445,737

Income tax at nominal rate	(97,603)	(108,479)	(123,326)	(133,721)
Installment payment	-	77,117	(1,172)	68,855
Tax fines	(608)	-	-	-
Income tax incentives	311	-	824	-
Equity accounting and provision for	21,672	(850)	10,797	(1,444)
capital deficiency of subsidiary
Other permanent differences (undeductible) and social contribution tax, net	(10,584)	(4,072)	(22,826)	41,035

Effective income tax	(86,812)	(36,284)	(135,703)	(25,275)

Income tax for the year
Current	(3,285)	(9,029)	(28,610)	(38,670)
On amortized goodwill (b(ii))	(77,323)	(77,323)	(81,670)	(81,250)
Deferred	(6,204)	50,068	(25,423)	94,645

Deferred income and social contribution tax expenses	(86,812)	(36,284)	(135,703)	(25,275)

Effective rate	22.2%	8.4%	33.0%	5.7%

 (ii)     At September 30, 2010, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$262,595 (R$287,638 at June 30, 2010) in the Parent Company and R$1,270,043 (R$1,303,497 at June 30, 2010) in Consolidated.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

17.   Income and Social Contribution Taxes (Continued)

b)   Breakdown of deferred income and social contribution tax balances

	Parent Company		Consolidated

	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Deferred income tax asset
Tax losses (i)	54,384	60,551	610,480	583,357
Provision for litigations	42,674	40,580	105,270	116,637
Provision for hedge levied on a cash basis	(15,517)	(14,940)	17,585	18,162
Allowance for doubtful accounts	1,860	1,924	9,639	11,125
Goodwill	48,954	45,784	59,664	55,566
Tax benefit from the merger of Mandala	-	-	258,015	258,015
Deferred income tax under the effects of Law 11,638/07	12,959	13,916	57,846	5,959
Provision for deferred income tax on unamortized goodwill	(33,562)	(30,020)	(114,763)	(43,671)
Income tax on goodwill Vieri – Casino (ii)	130,678	156,452	130,678	156,452
Income tax on goodwill Sevilha – Assai (ii)	-	-	54,362	55,914
Provision for goodwill reduction	-	-	117,516	117,516
Other	20,165	13,391	69,947	74,661
Deferred income and social contribution tax assets	262,595	287,638	1,376,239	1,409,693
Provision for deferred income tax realization	-	-	(106,196)	(106,196)

Total deferred income tax assets	262,595	287,638	1,270,043	1,303,497

Current Assets	134,868	88,743	228,788	196,541
Noncurrent Assets	127,727	198,895	1,041,255	1,106,956
Deferred income and social contribution tax assets	262,595	287,638	1,270,043	1,303,497

(i)   The recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

At the Special Shareholders’ Meeting held at December 20, 2006, the Company's shareholders approved the merger operation of its parent company Vieri.  The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of the capital increase resulting from the aforementioned capitalization, all pursuant to Article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99.  In order to allow for the improved presentation of the quarterly information, the goodwill net amount of R$128,872, which substantially represents the tax credit balance plus the amount of R$1,806, were classified as deferred IRPJ.  The net tax benefit as of September 30, 2010, totaled R$130,678 (R$156,452 at June 30, 2010).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

17.   Income and Social Contribution Taxes (Continued)

(ii)   At the Special Shareholders’ Meeting held at March 31, 2008 and July 8, 2009, respectively, the reverse merger of Sevilha into Barcelona was approved.  Also, pursuant to CVM Ruling 319/99, a special goodwill reserve was created as a result of this merger.  At September 30, 2010, the net tax benefit recorded by Barcelona amounted the R$54,362.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the established tax credit.

Based on these studies, the Company expects to recover these tax credits within a term of up to ten years, as follows:

	Parent Company	Consolidated
	9.30.2010	9.30.2010

Up to 12 months	134,868	228,788
From 13 to 24 months	65,787	155,105
From 25 to 48 months	45,829	173,607
From 49 to 60 months	16,111	170,412
Over 60 months	-	542,131
	262,595	1,270,043

18.   Shareholders’ Equity

a)    Capital stock

       The subscribed and paid-up capital, as of September 30, 2010, is represented by 257,521 (257,454 at June 30, 2010) in thousands of registered shares with no par value, of which 99,680 (ditto at June 30, 2010) in thousands of common shares, 154,492 in thousands of class A preferred shares (151,076 at June 30, 2010) and 3,349 in thousands of class B preferred shares (6,698 at June 30, 2010).

       The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.   Shareholders’ Equity (Continued)

•       The Board of Directors Meeting held on July 12, 2010, resolved on the capital increase amounting to R$941, by means of the issue of 67 thousand Class A preferred shares, in compliance with the exercise of the stock options according to the Company’s Stock Option Plan, observing the limit of authorized capital;

Breakdown of capital stock and number of shares:

		Number of shares - thousand
	Capital stock	Preferred	Common
At June 30, 2010	5,573,438	157,774	99,680
Capitalization of reserves	-	-	-
Goodwill special reserve	-	-	-
Profit	-	-	-
Share private subscription	-	-	-
Stock option plan
Series X	75	2	-
Series A1 Silver	65	3	-
Series A1 Gold	302	-	-
Series A2 Silver	-	11	-
Series A2 Gold	-	11	-
Series A3 Silver	383	14	-
Series A3 Gold	-	14	-
Series A4 Silver	116	2	-
Series A4 Gold	-	10	-
At September 30, 2010	5,574,379	157,841	99,680

       The table below shows the share transaction as a result of the exercise of stock options pursuant to the Company’s Stock Option Plans:

Meeting	Series	Number (thousand)	Unit price	Total

7/12/2010	Series X	2	40.28	75
7/12/2010	Series A1 Silver	3	24.63	65
7/12/2010	Series A2 Silver	11	26.93	302
7/12/2010	Series A2 Gold	11	0.01	0
7/12/2010	Series A3 Silver	14	27.47	383
7/12/2010	Series A3 Gold	14	0.01	0
7/12/2010	Series A4 Silver	2	46.49	116
7/12/2010	Series A4 Gold	10	0.01	0

	Total at September 30, 2010	67		941

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.   Shareholders’ Equity (Continued)

b)    Share rights

       Class A preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

       Class B (“PNB”) preferred shares will entitle the following rights to its holders: (a) a fixed dividend of R$0.01 per share; and (b) priority in reimbursement should the Company be liquidated. PNB shares shall not have voting right. PNB shares may be converted into PNA shares, at the 1:1 ratio, observing the following terms: (i) 32% of PNB shares were converted at September 28, 2009; (ii) 28% of total PNB shares were converted into PNA shares at January 7, 2010; (iii) 20% of total PNB shares were converted into PNA shares at July 7, 2010, and (iv) 20% of total PNB shares will be converted into PNA shares at January 7, 2011.

c)     Recognized granted options

With the enactment of Law 11,638/07 the account “granted options” was created to recognize payments made to managers as compensation, pursuant to CPC 010.

d)    Revenue reserve

(i)    Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

e)    Stock option plan for preferred shares

(i)   Original stock option plan

      The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PNA shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

      The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.  Shareholders’ Equity (Continued)

e)    Stock option plan for preferred shares (Continued)

(i)   Original stock option plan

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

      Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

   Where:

Q =     Number of shares to be encumbered by restraint on alienation.

Q1 =   50% of the Company total shares on the granting date.

Pm =       Company share market price on the exercise date.

Pe =   Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

 (ii)  New stock option plan for preferred shares.

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.  Shareholders’ Equity (Continued)

e)    Stock option plan for preferred shares (Continued)

(ii)   New stock option plan for preferred shares (Continued)

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the ROIC verified at the end of the 36th month as of the granting date.

The calculation criteria to decrease and/or increase (reducer or accelerator) of the amount of options granted classified as “Gold” in each series of the Plan, according to the analysis of observance to the return on invested capital (ROIC) concept, under the following terms:

(a) Accelerator: from 3% for each 1% more than the return rate, increase by 0.5% the amount of shares granted classified as “Gold”.

(b) Reducer: from -3% for each 1% less than the return rate, decrease by 5% the amount of shares granted classified as “Gold”

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand preferred class A shares to 11,618 thousand shares, an increase of 1,500 thousand new class A preferred shares.

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at September 30, 2010
Series X	7/07/2006	7/07/2009	7/07/2011	33.00	41.12	901	(227)	(399)	-	275
Series A1 – Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(898)	(105)	-	119
Series A2 - Gold	3/03/2008	4/30/2008	3/30/2012	0.01	0.01	848	(521)	(6)	-	321
Series A2 - Silver	3/03/2008	4/30/2008	3/30/2012	26.93	26.93	950	(599)	(7)	-	344
Series A3 – Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 – Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 – Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	524	(10)	-	-	514
Series A4 – Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	131	(2)	-	-	129
						6,163	(2,912)	(523)	-	2,728

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.  Shareholders’ Equity (Continued)

e)    Stock option plan for preferred shares (Continued)

(ii)   New stock option plan for preferred shares (Continued)

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at June 30, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(435)	(553)	(1)	-
Series X	7/07/2006	7/07/2009	7/7/2011	33.00	38.85	901	(225)	(387)	-	289
Series A1 -Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 -Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(895)	(104)	-	123
Series A2 -Gold	3/03/2008	4/30/2008	3/30/2012	0.01	0.01	848	(510)	(6)	-	332
Series A2 -Silver	3/03/2008	4/30/2008	3/30/2012	26.93	26.93	950	(588)	(7)	-	355
Series A3 -Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(164)	-	-	504
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(184)	-	-	509
Series A4 -Gold	5/24/2010	5/24/2013	5/31/2014	0.01	0.01	524	-	-	-	524
Series A4 - Silver	5/24/2010	5/24/2013	5/31/2014	46.49	46.49	131	-	-	-	131
						7,152	(3,280)	(1,063)	(1)	2,808

SERIES EXERCISED
At September 30, 2010
Series granted	Date granted	Date of exercise	Amount exercised	Exercise price	Total	Market price
Series X	7/7/2008	10/2/2009	223	38.54	8,594	50.32
Series X	7/7/2008	6/9/2010	2	39.73	60	57.20
Series X	7/7/2008	7/12/2010	2	40.28	75	62.79
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.12
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.54
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.24
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.83
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	37.43
Series A1 Gold	4/13/2007	3/15/2010	2	0.01	0	59.80
Series A1 Gold	4/13/2007	6/9/2010	162	0.01	2	57.20
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	271	37.12
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	887	28.54
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,724	33.24
Series A1 Silver	3/13/2007	3/10/2008	103	24.63	2,537	34.83
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,069	37.43
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	74	37.47
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	49	36.97
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	74	34.34
Series A1 Silver	4/13/2007	4/1/2009	5	24.63	123	31.98
Series A1 Silver	4/13/2007	8/5/2009	3	24.63	74	46.35
Series A1 Silver	4/13/2007	10/2/2009	2	24.63	49	50.32
Series A1 Silver	4/13/2007	3/15/2010	10	24.63	252	59.80
Series A1 Silver	4/13/2007	6/9/2010	563	24.63	13,877	57.20
Series A1 Silver	4/13/2007	7/12/2010	3	24.63	65	62.79
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.83
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	37.43
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	37.47
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	0	36.97
Series A2 Gold	3/3/2008	9/11/2008	7	0.01	0	34.34
Series A2 Gold	3/3/2008	4/1/2009	30	0.01	0	31.98
Series A2 Gold	3/3/2008	8/5/2009	91	0.01	1	46.35
Series A2 Gold	3/3/2008	10/2/2009	47	0.01	0	50.32
Series A2 Gold	3/3/2008	3/15/2010	2	0.01	0	59.80
Series A2 Gold	3/3/2008	6/9/2010	60	0.01	1	57.20
Series A2 Gold	3/3/2008	7/12/2010	11	0.01	0	62.79
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.83
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,235	37.43

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.  Shareholders’ Equity (Continued)

e)    Stock option plan for preferred shares (Continued)

(ii)   New stock option plan for preferred shares (Continued)

Series granted	Date granted	Date of exercise	Amount exercised	Exercise price	Total	Market price
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	162	37.47
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	377	36.97
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	215	34.34
Series A2 Silver	3/3/2008	4/1/2009	45	26.93	1,212	31.98
Series A2 Silver	3/3/2008	8/5/2009	96	26.93	2,585	46.35
Series A2 Silver	3/3/2008	10/2/2009	52	26.93	1,400	50.32
Series A2 Silver	3/3/2008	3/15/2010	3	26.93	61	59.80
Series A2 Silver	3/3/2008	6/9/2010	94	26.93	2,539	57.20
Series A2 Silver	3/3/2008	7/12/2010	11	26.93	302	62.79
Series A3 Gold	5/13/2009	3/15/2010	89	0.01	1	59.80
Series A3 Gold	5/13/2009	6/9/2010	75	0.01	1	57.20
Series A3 Gold	5/13/2009	7/12/2010	14	0.01	0	62.79
Series A3 Silver	5/13/2009	3/15/2010	109	27.47	2,997	59.80
Series A3 Silver	5/13/2009	6/9/2010	75	27.47	2,068	57.20
Series A3 Silver	5/13/2009	7/12/2010	14	27.47	383	62.79
Series A4 Gold	5/24/2010	7/12/2010	10	0.01	0	62.79
Series A4 Silver	5/24/2010	7/12/2010	2	46.49	115	62.79
			2,912		52,550

Note: At June 9, 2010, series IX was terminated.

At September 30, 2010, the Company preferred share price at BOVESPA was R$58.35 per share.

At September 30, 2010 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii)   Consolidated information on the stock option plans - GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	9.30.2010	6.30.2010
Number of shares	257,520	257,454
Balance of granted series in effect	2,728	2,808
Maximum percentage of dilution	1.05%	1.08%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72%, (b) expectation of volatility of nearly 40.47% and (c) the risk-free weighted average interest rate of 9.66%. The expectation of average life of series X is 5 years, whereas for series A1, A2, A3 and A4 the expectation is 3 years.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.       Shareholders’ Equity (Continued)

e)    Stock option plan for preferred shares (Continued)

(iii)   Consolidated information on the stock option plans – GPA (Continued)

Period ended at June 30, 2010	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,432	17.82
Granted during the period	657	37.08
Cancelled during the period	(5)	28.41
Exercised during the period	(1,275)	19.94
Expired during the period	(1)	26.00
Outstanding at the end of the period	2,808	21.54

Period ended at September 30, 2010
Outstanding at the beginning of the period	2,808	21.54
Granted during the period	-	-
Cancelled during the period	(13)	32.21
Exercised during the period	(67)	19.19
Outstanding at the end of the period	2,728	21.55

Technical Pronouncement CPC 10 – Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at September 30, 2010 were R$20,219 (R$18,507 at September 30, 2009).

 (iv)  Stock option plan of preferred shares - Globex

The subsidiary Globex granted a Stock Option Plan for the purchase of shares for Management, approved by the Special Shareholders’ Meeting held at January 4, 2008 and rectified at the Annual and Special Shareholders’ Meeting held on April 29, 2008.

The Plan aims to: promote the expansion and the successful development of Globex’s purposes, allowing top management and employees to buy shares issued by Globex, fomenting their integration with the company; (ii) attract top management and employees to provide services to Globex, by offering them the additional advantage of becoming Globex’s shareholders; (iii) align the interests of the top management and employees, offering as an incentive and additional advantage the possibility of becoming Globex’s shareholders; and (iv) promote a higher integration of these executives and employees with Globex’s objectives.

Statutory officers and employees approved by Globex’s Board of Directors are eligible to participate in the Plan (“Beneficiaries”). Pursuant to Article 171, paragraph 3 of Law 6,404/76, they shall not have preemptive right in the granting or in the exercise of stock options derived from the Plan. The shares resulting from the option exercise will have the rights set forth according to the Plan and the respective programs and agreement. They always will be entitled to receive the dividends to be distributed from the subscription or acquisition, where applicable. Once exercised the option by Beneficiary, the corresponding shares will be purpose of issue by means of Globex’s capital increase. Treasury stock options may also be tendered, by means of notice to the Brazilian Securities and Exchange Commission – CVM. The options granted based on the Plan are individual and non-transferable. The Plan took effect with its approval at the General Meeting and may be extinguished, at any time, by decision of the Board of Directors. The option may be exercised fully or partially during the term and within the periods established in the respective program. According to the Plan, the options granted account for, at most 1,794,880 common shares issued by Globex and the exercise price of R$25.35 for Program 1 and R$17.02 for Program 2 (reverse split defined as “2008 Programs”).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.   Shareholders’ Equity (Continued)

e)    Stock option plan for preferred shares (Continued)

(iv)   Stock option plan of preferred shares – Globex (Continued)

	9.30.2010	6.30.2010
Number of shares	124,381,409	124,381,409
Balance of granted series in effect	1,794,880	1,794,880
Maximum dilution percentage(1)	1.42%	1.42%

(1) Maximum dilution percentage of Globex shares

The fair value of “2008 Programs” was calculated based on the Black & Scholes valuation model, taking into account the following assumptions: (a) expected volatility of 47.6%; (b) duration of the program of 3.46 years; (c) risk-free rate from 11.18% to 13.65%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$17.57 to R$21.00.

The table below shows the amounts per lot recognized in the Company’s results, under operating expense against an increase in shareholders’ equity as well as the amounts to be recognized in subsequent years.

	Expenses incurred and to be incurred by the Parent Company in the years ended December 31
Stock Option Plan	2008	2009	2010	2011
Share-based Payment
1st tranche	3,436	2,995	-	-
2nd tranche	2,425	3,126	2,118	-
3rd tranche	1,946	2,514	2,514	1,699
	7,807	8,635	4,632	1,699

Due to a reduction in the eligible staff, the share-based compensation was reduced. Therefore, the amounts referring to unexpired expenses were adjusted. The expenses recorded until the withdrawal of eligible employees were not reversed and have been accounted for on a retrospective basis.

The chart below shows the new amounts to be considered.

	Expenses incurred and to be incurred by the Parent Company in the years ended December 31
Stock Option	2009	2010	2011

Share-based payment
1st tranche	1,498	-	-
2nd tranche	1,810	458	-
3rd tranche	1,573	241	321
	4,881	699	321

The first exercise date of said option was September 2009. In the period ended September 30, 2010, the amount of R$567 (R$4,246 at September 30, 2009) was recorded in the Company’s results.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.   Shareholders’ Equity (Continued)

(v)    Stock option plan of preferred shares - Ponto Frio.com

At August 1, 2008, the subsidiary Globex concluded the negotiations to implement a partnership with a view to restructuring and developing its e-commerce and telesales activities for end consumers. Pursuant to the agreements executed, these activities now are performed by an independent company called PontoFrio.com Comércio Eletrônico S.A. ("PontoFrio.com"). In order to align the parties’ long-term interests, executives of PontoFrio.com (and eventual new beneficiaries) were granted PontoFrio.com’s stock options, whose exercise would result in executives’ maximum interest of 14% in the capital stock, in the event they are fully exercised.

According to the Options Plan executed, the stock options benchmark is the amount of R$15.71 per share, adjusted by CDI variation or IPCA accrued of six per cent (6%) p.a., whichever is the shortest, as of that date. The executives will be entitled to exercise the Stock Options divided into five (5) tranches, each one may be exercised as of the end of each twelve (12)-month period as of the date of the Agreement for the Granting of Stock Options.

According to clause 4.5 of the Operational Agreement, in the assumption of sale of Globex's control, fact of which took place at July 7,2009, the schedule for the vesting right to exercise the stock options is changed, as per the following schedule:

	Ponto Frio.com
	Term	Percentage

1st tranche	As of this present date and 24 months	30%
2nd tranche	After 24th month	20%
3rd tranche	After 36th month	20%
4th tranche	After 48th month	15%
5th tranche	After 60th month	15%

The fair value of the Stock Option Plan of PontoFrio.com was calculated based on the Black & Scholes option valuation model, considering the following assumptions: (a) expected volatility of 52.98%; (b) duration of the program of 5 years; (c) risk-free rate of 12.92%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$2.50 to R$4.26.

The chart below shows the amounts per lot recognized in PontoFrio.com’s results, under operating expenses against a shareholders’ equity increase, as well as the amounts to be recognized in subsequent years.

	Expenses incurred and to be incurred by the Company in the years ended December 31
Stock Option	2009	2010	2011	2012

Share-based payment
1st tranche	1,717	-	-	-
2nd tranche	1,360	793	-	-
3rd tranche	980	980	572	-
4th tranche	590	590	590	344
5th tranche	501	501	501	501
	5,148	2,864	1,663	845

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18.       Shareholders’ Equity (Continued)

At September 30, 2010, the amount of R$4,523 (R$7,219 at September 30, 2009) was recorded in the Company’s results.

g)    Dividends

At August 3, 2009, the Company’s Board of Directors approved the adoption of a new dividend policy, which consists of the payment of interim dividends, on a quarterly basis, and these payments shall be approved by the General Meeting, pursuant to paragraph 3 of article 35 of the Company’s Bylaws.

The Board of Directors Meeting held at May 7, 2010 approved the amount to be paid in advance on a quarterly basis in 2010, i.e., R$0.08 per Class A preferred share and R$0.072727272 per common share, as interim dividends, according to the Company’s Dividend Policy. The interim dividend payment dates will be defined by the Board of Directors after the publication of the quarterly information for the period. For the fourth quarter, after the end of the fiscal year and approval of the corresponding financial statements, the Company will pay the mandatory minimum dividend to shareholders, calculated pursuant to the Brazilian Corporation Law, less dividend prepaid during the fiscal year.

In the first quarter of 2010, the amount of R$19,215 of interim dividends was prepaid at May 31, 2010. At August 17, 2010, R$19,590 was prepaid as dividends for the second quarter of 2010.

19.   Management Compensation

The expenses related to the compensation of Management’s key personnel (officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the quarters ended at September 30, 2010 and 2009, are as follows:

	Parent Company		Consolidated
	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Amounts recorded in income	38,219	32,739	62,560	34,546

Out of this total, it is worth mentioning that the portion equivalent to 20.06% of September 30, 2010 amount and the portion equivalent to 20.89% of September 30, 2009 amount in the parent company and 14.28% and 19.80% in the consolidated, respectively, refer to the stock option plan.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

20.   Net Financial Income

	Quarter ended
	Parent Company		Consolidated
	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Interest on financial debts	(191,322)	(145,775)	(185,677)	(248,386)
Discount of Receivables	(63,456)	(53,861)	(63,795)	(230,119)
Bank rate/ leasing	(78,757)	(51,331)	(66,516)	(83,429)
Interest on financial assets	84,044	75,494	91,483	102,505
Other financial revenues	45,386	56,192	10,564	(7,271)
Mark to Market	(2,489)	9,462	16,957	1,516
	(206,595)	(109,821)	(196,984)	(465,184)

21.   Other Operating Revenues and Expenses

	Parent Company		Consolidated

	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Tax installment payment (i)	(19,257)	-	(77,263)	-
Indemnifiable liabilities (ii)	(55,490)	-	29,649	-
Assets written-off/discontinued projects (iii)	-	-	7,091	-
Restructuring	(6,348)	-	(730)	-
Net revenue – Itaú Agreement	-	461,951	-	600,000
Provision for possible claims, net of gains from the fine and interest amnesty – Law 11,941/09	-	(277,882)	-	(340,226)
Reversal of provision for court claims	-	107,532	-	107,532
Tax credits write-offs	-	(228,296)	-	(331,235)
Business combination expenses	-	(23,489)	-	(23,487)
Permanent assets result	(3,689)	(208)	3,974	3,862
Other	(4,797)	(32,195)	(16,538)	(47,752)

Total	(89,581)	7,413	(53,817)	(31,306)

(i)      Mainly composed of ICMS installment payment (Note 16d).

(ii)     Recording of Indemnifiable liabilities referring to the “First Addendum to the Partnership Agreement” executed between Globex, GPA and Casas Bahia, which ensures Globex the right of being indemnified by GPA of certain contingencies recognized to be owed by Globex as of June 30, 2010. This operation has caused no effects in the consolidated results, considering the corresponding effect under Deferred Income and Social Contribution Taxes.

(iii)    In the first quarter of 2010, the Management carried out operational and technological reviews of its management system, which indicated the partial utilization of licenses which were accrued for losses in 2009. In view of this evidence, the Management reversed R$7,091 of said provision.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

22.   Insurance coverage

Coverage at September 30, 2010 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Coverage amount
Insured assets	Risks covered	Parent Company	Consolidated

Property and equipment and inventories	Named risks	5,185,560	8,453,802
Profit	Loss of profits	1,414,364	2,395,808

The Company also holds specific policies covering civil and management liability risks in the amount of R$141,260 (R$146,625 at June 30, 2010). The information above was not audited by independent auditors.

23.   Leasing operations

a)  Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement are recognized as expenses, on a straight-line basis, during the term of the respective leasing. The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

23.   Leasing operations (Continued)

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Gross liabilities from operating leasing – minimum lease payment

Less than 1 year	295,817	293,498	479,685	465,274

Over 1 year and less than 5 years	1,009,079	1,001,310	1,478,920	1,468,844

Over 5 years	1,649,029	1,647,992	2,172,737	2,179,216

	2,953,925	2,942,800	4,131,342	4,113,334

The Company believes that the minimum payment of non-cancellable operating leasing refers to the contractual period of the regular course of the going concern. This liability is stated in the chart above, as required by CPC 06, although all the agreements have fine clause, which varies from one to six months of rental. The Company’s liability to terminate all the agreements amounts to R$119,921.

(i)     Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by leasing agreement clause, corresponding to 0.5% and 2.5% over sales of the respective store.

	Parent Company		Consolidated
	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Contingent payments recognized as expense during the period	193,326	185,676	305,369	248,909

(ii)    Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements for the quarter ended September 30, 2010 vary between 5 and 25 years and the agreement may be renewed according to the specific law. Agreements are periodically adjusted according to inflation indexes.

b)  Financial lease liabilities

Leasing agreements classified as financial leasing amount to R$165,831 at September 30, 2010 (R$169,063 at June 30, 2010) for the Parent Company and for the Consolidated, R$222,738 at September 30, 2010 (R$229,917 at June 30, 2010), according to the chart below:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

23.   Leasing operations (Continued)

	Parent Company		Consolidated
	9.30.2010	6.30.2010	9.30.2010	6.30.2010
Gross liabilities from financial leasing – minimum lease payments

Less than 1 year	12,661	14,995	27,737	30,264

Over than 1 year and less than 5 years	13,380	12,638	27,704	30,147

Over 5 years	30,019	30,166	38,232	38,467

Present value of financial lease agreements	56,060	57,799	93,673	98,878

Future financial charges on financial leasing	109,771	111,264	129,101	131,039

Gross value of financial lease agreements	165,831	169,063	222,775	229,917

(i)     Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined in the clauses of the rental agreements, corresponding to 0.5% and 2.5% over sales.

	Parent Company		Consolidated
	9.30.2010	9.30.2009	9.30.2010	9.30.2009

Contingent payments recognized as expenses during the year	2,529	2,444	3,950	3,782

(ii)    Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements in the quarter ended at September 30, 2010 vary between 5 and 25 years and the agreement may be renewed according to the specific law.

For leasing operations which cannot be cancelled with purchase option clause by residual value, and option of which will be certainly exercised, the Company takes into account the amount necessary to exercise said option for the purpose of calculating the monthly amortization amount, considering depreciation rates varying between 5% and 20%. The measurement of values is in line with CPC 06.

24.   Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to meet the needs of its employees, by contracting the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at September 30, 2010, amounted to R$1,725 (R$1,426 at September 30, 2009), employees’ contributions amounted to R$2,535 (R$2,186 at September 30, 2009) with 899 participants (848 at September 30, 2009).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

25. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (unaudited)

	Parent Company

	3Q10	3Q09	9.30.2010	9.30.2009

Operating income	160,244	140,502	408,388	441,226

(+) Net financial expenses	75,639	24,008	206,594	109,821
(+) Equity accounting	(13,054)	34,343	(86,687)	3,401
(+) Depreciation and amortization	90,451	85,452	267,930	249,930
(+) Other operating income	13,252	(7,306)	89,581	(7,413)

EBITDA	326,532	276,999	885,806	796,965
Net revenue from sales	3,675,196	3,484,001	11,277,232	10,114,407
% EBITDA	8.9%	8.0%	7.9%	7.9%

	Consolidated

	3Q10	3Q09	9.30.2010	9.30.2009

Operating income	171,815	137,168	434,667	455,317

(+) Net financial expenses	191,725	64,711	465,185	196,984
(+) Equity accounting	(11,741)	(1,588)	(35,990)	(8,884)
(+) Depreciation and amortization	128,439	122,931	381,075	336,446
(+) Other operating income	13,224	26,775	53,817	27,562

EBITDA	493,462	349,997	1,298,754	1,007,425
Net revenue from sales	7,100,355	6,151,015	21,051,753	15,799,311
% EBITDA	6.9%	5.7%	6.2%	6.4%

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

26.  Statement of Value Added

	Parent Company				Consolidated
Description	9.30.2010%		9.30.2009%		9.30.2010%		9.30.2009%

Revenues
Sales of goods	12,506,704		11,382,408		23,540,650		17,864,000
Losses with doubtful accounts	(5,274)		(9,887)		(3,419)		(15,367)
Other revenues/expenses	(10,616)		65,637		69,528		76,198
	12,490,814		11,438,158		23,606,759		17,924,831
Inputs acquired from third parties
Cost of goods sold	(9,023,833)		(7,514,590)		(17,729,405)		(13,009,964)
Materials, electricity, third parties’ services and other	(983,329)		(849,870)		(1,819,698)		(1,242,927)
	(10,007,162)		(8,364,460)		(19,549,103)		(14,252,891)

Gross added value	2,483,652		3,073,698		4,057,657		3,671,940

Retentions
Depreciation and amortization	(267,930)		(249,930)		(381,075)		(336,446)

Net added value produced by entity	2,215,722		2,823,768		3,676,582		3,335,494

Received in transfer
Equity accounting	86,687		(3,401)		35,990		8,884
Minority interest	-		-		28,218		(22,829)
Financial revenues	182,218		179,076		221,774		193,438
	268,905		175,675		285,982		179,493

Total added value to distribute	2,484,627		2,999,443		3,962,564		3,514,987

Employees	994,668	40%	868,433	29.0%	1,628,260	41.1%	1,269,545	36.1%
Salaries	680,047	27.4%	592,680	19.8%	1,144,993	28.9%	894,974	25.5%
Profit sharing	17,976	0.7%	7,309	0.2%	29,582	0.7%	9,580	0.3%
Benefits	236,783	9.5%	216,681	7.2%	353,947	8.9%	292,881	8.3%
FGTS	59,862	2.4%	51,763	1.7%	99,738	2.5%	72,110	2.1%
Taxes, fees and contributions	564,781	22.7%	1,232,397	41.1%	859,680	21.7%	1,075,787	30.6%
Federal	322,198	13.0%	674,386	22.5%	538,512	13.6%	522,000	14.9%
State	186,506	7.5%	510,049	17.0%	213,254	5.4%	460,124	13.1%
Municipal	56,077	2.3%	47,962	1.6%	107,914	2.7%	93,663	2.7%
Financiers	621,578	25.0%	500,980	16.7%	1,171,024	29.6%	772,022	22.0%
Interest	388,812	15.6%	288,896	9.6%	686,957	17.3%	387,309	11.0%
Rentals	232,766	9.4%	212,084	7.1%	484,067	12.2%	384,713	10.9%
Dividends	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Profit retention	303,600	12.2%	397,633	13.3%	303,600	7.7%	397,633	11.3%

Total added value distributed	2,484,627		2,999,443		3,962,564		3,514,987

27.Subsequent Event

On October 19, 2010, the Board of Directors of the Company approved the terms of receivables securitization fund ("Globex FIDC") as agreed at its meeting on 1 December 2009 whose purpose is to acquire credit rights  originated by the Company and / or companies controlled. The implementation of the FDIC is conditional upon registration of the offering in the “Comissão de Valores Mobiliários”, which should happen later in November of this year.

Partnership with Casas Bahia

The effects referring to the Partnership Agreement between GPA and Casa Bahia are mentioned in the Note 1(e).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

07.01 – COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER

See Item 12.01 - Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

São Paulo, Brazil, November 10, 2010 – Grupo Pão de Açúcar – (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 3rd quarter of 2010 (3Q10). The Company’s operating and financial information was prepared in accordance with the accounting practices adopted in Brazil and Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assaí Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A.; and (ii) on a GPA Food basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current Corporate Law (Law 6404). All comparisons are with the third quarter of 2009 (3Q09), except where stated otherwise. The information about the 3Q09 and 9M09 has not been reviewed by the auditors.

In 3Q10, consolidated gross sales totaled R$7,939.6 million and EBITDA stood at R$493.5 million, 41.8% up on 3Q09, with EBITDA margin of 7.0%

CONSOLIDATED

  GPA’s consolidated gross sales totaled R$7,939.6 million in 3Q10, 15.6% up on 3Q09, while net sales came to R$7,100.4 million, up by 16.6%.

  Consolidated EBITDA reached R$493.5 million, a 41.8% year-on-year improvement and 24.9% higher than the previous quarter, accompanied by an EBITDA margin of 7.0%.

  The consolidated result of FIC, expressed through equity income, amounted to R$11.7 million in the quarter.

  Consolidated net income totaled R$115.1 million. Adjusted net income excluding non-recurring effects reached R$132.6 million and net margin of 1.9%.

Also in 3Q10, GPA Food’s gross and net sales grew by 10.0% and 10.1% respectively

GPA FOOD

  Gross sales totaled R$6,219.4 million in 3Q10, while net sales came to R$5,585.9 million, respective year-on-year growth of 10.0% and 10.1%.

  In same-store(1) terms, gross sales moved up by 7.7%.

  Gross profit came to R$1,443.9 million, 12.1% higher than in 3Q09, with a gross margin of 25.9%.

  EBITDA stood at R$416.4 million in absolute terms, a 16.9% improvement over 3Q09, with an EBITDA margin of 7.5%, versus 7.0% in 3Q09.

  Assaí’s EBITDA came to R$25.6 million in 3Q10, a 46.9% year-on-year improvement, with a margin of 3.5%.

  GPA’s net income totaled R$138.0 million. Adjusted net income excluding non-recurring effects reached R$143.6 million, with a margin of 2.6%

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

(1)        Same-store concept - includes only those stores that have been operational for at least 12 months, therefore including the Ponto Frio stores as of this quarter.

Financial and Operating Highlights
	3Q10 consolidated ( inc. Globex)	3Q09 consolidated ( inc. Globex)	Chg.	9M10 consolidated ( inc. Globex)	9M09 consolidated ( inc. Globex)	Chg.

(R$ million)(1)
Gross Sales	7,939.6	6,866.3	15.6%	23,540.7	17,799.0	32.3%
Net Sales	7,100.4	6,088.2	16.6%	21,051.8	15,736.5	33.8%
Gross Profit	1,744.2	1,448.3	20.4%	5,051.4	3,891.9	29.8%
Gross Margin - %	24.6%	23.8%	80 bps(2)	24.0%	24.7%	-70 bps(2)
Total Operating Expenses	1,250.8	1,100.2	13.7%	3,752.6	2,886.5	30.0%
% of Net Sales	17.6%	18.1%	-50 bps(2)	17.8%	18.3%	-50 bps(2)
EBITDA	493.5	348.1	41.8%	1,298.8	1,005.5	29.2%
EBITDA Margin - %	7.0%	5.7%	130 bps(2)	6.2%	6.4%	-20 bps(2)
Income before Income Tax	171.8	127.3	35.0%	434.7	445.4	-2.4%
Net Income	115.1	164.6	-30.1%	303.6	391.2	-22.4%
Net Margin - %	1.6%	2.7%	-110 bps(2)	1.4%	2.5%	-110 bps(2)
(1) Totals may not tally as the figures are rounded off.
(2) basis points

Sales performance

Gross sales grew by 10.0% in the quarter

GPA FOOD

(R$ million)(1)	3Q10 ( exc. Globex)	3Q09 ( exc. Globex)	Chg.	9M10 ( exc. Globex)	9M09 ( exc. Globex)	Chg.
Gross Sales	6,219.4	5,652.3	10.0%	18,849.6	16,585.0	13.7%
Net Sales	5,585.9	5,074.3	10.1%	16,943.8	14,722.6	15.1%
(1) Totals may not tally as the figures are rounded off

In the third quarter of 2010, Grupo Pão de Açúcar’s gross sales increased by 10.0% over the same period last year to R$6,219.4 million, while net sales climbed by 10.1% to R$5,585.9 million.

In same-store terms (i.e. stores that have been operational for at least 12 months), gross sales grew by 7.7%, giving real growth of 3.0% when deflated by the IPCA consumer price index. Net sales recorded nominal growth of 7.8%.

Also on a same-store basis, gross food sales grew by 7.6% in the period, with beverages and personal care & household cleaning products doing particularly well. Non-food sales climbed by 7.8%, led by the general merchandise and textile category, which recorded higher increases than the non-food average.

It is worth noting that same-store non-food sales would have moved up by 13.1% if fuel sales, which fell by 11.6% year-on-year and accounted for 4% of total sales, had been excluded.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

The Group’s best-performing formats were Assaí and Extra Supermercados, which posted gross same-store sales growth of 19.6% and 24.1% respectively, thanks to a higher customer flow and an increase in the average ticket. In addition, new strategies to increase the number of products per ticket were implemented in all formats.

In the first nine months of 2010, GPA reported gross sales of R$18,849.6 million and net sales of R$16,943.8 million, 13.7% and 15.1% up, respectively, on the first nine months of 2009.

In same-store terms, gross sales climbed by 10.4%, giving real growth of 5.2% when deflated by the IPCA, while net sales recorded nominal growth of 11.7%. Sales of food and non-food products increased by 9.6% and 13.1%, respectively.

In 4Q10, the Company reaffirmed its commitment to its GPA Food gross sales guidance of R$26.0 billion in 2010.

CONSOLIDATED

	3Q10 consolidated (inc. Globex)	3Q09 consolidated (inc. Globex)	Chg.	9M10 consolidated (inc. Globex)	9M09 consolidated (inc. Globex)	Chg.

(R$ million)(1)
Gross Sales	7,939.6	6,866.3	15.6%	23,540.7	17,799.0	32.3%
Net Sales	7,100.4	6,088.2	16.6%	21,051.8	15,736.5	33.8%
(1) Totals may not tally as the figures are rounded off

In the third quarter, GPA’s consolidated gross sales grew by 15.6% year-on-year to R$7,939.6 million, while net sales moved up by 16.6% to R$7,100.4 million.

In same-store terms(4) (i.e. stores that have been operational for at least 12 months, therefore including those Ponto Frio stores that meet this criterion as of this quarter), gross sales grew by 12.5%, giving real growth of 7.2% when deflated by the IPCA. Net sales recorded nominal growth of 13.1% year-on-year.

In the first nine months, GPA recorded consolidated gross and net sales of R$23,540.7 million and R$21,051.8 million, up by 32.3% and 33.8%, respectively, on the same period last year.

GPA’s consolidated gross sales guidance for 2010 is R$33.0 billion and, given the year-to-date results, we expect to reach this target.

 (3) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA consumer price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

(4) Ponto Frio’s same-store concept includes physical and electronic/wholesale sales.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Gross Profit

Gross profit, excluding Globex, came to R$1,443.9 million, growth of 12.1% in the quarter.

GPA FOOD

	3Q10 consolidated ( inc. Globex)	3Q09 consolidated ( inc. Globex)	Chg.	9M10 consolidated ( inc. Globex)	9M09 consolidated ( inc. Globex)	Chg.

(R$ million)(1)
Gross Profit	1,443.9	1,287.6	12.1%	4,248.6	3,731.2	13.9%
Gross Margin - %	25.9%	25.4%	50 bps(2)	25.1%	25.3%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, GPA’s gross profit totaled R$1,443.9 million, 12.1% up year-on-year, accompanied by a gross margin of 25.9%, up by 50 bps over 3Q09 and also an improvement over the 24.8% recorded in 2Q10. Excluding Assaí, GPA’s gross margin would have come to 27.5%, 80 bps higher than 3Q09.

The main factors contributing to the year-on-year improvement were:

(i)      more advantageous negotiations with suppliers;

(ii)     improved operational management; and

(iii)    implementation of a pricing management tool.

In the first nine months, gross profit amounted to R$4,248.6 million, 13.9% up on the same period last year, accompanied by a gross margin of 25.1%, 20 bps less than the 25.3% recorded in 9M09, also impacted by the change in the ICMS tax substitution regime.

CONSOLIDATED

	3Q10 co nso lid at ed ( inc. Glo bex)	3Q09 conso lid at ed ( inc. Glo bex)	C hg.	9M10 co nso lid at ed ( inc. Glo bex)	9M09 co nso lid at ed ( inc. Glo bex)	C hg.

(R$ million)(1)
Gross Profit	1,744.2	1,448.3	20.4%	5,051.4	3,891.9	29.8%
Gross Margin - %	24.6%	23.8%	80 bps(2)	24.0%	24.7%	-70 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, consolidated gross profit came to R$1,744.2 million, with a margin of 24.6%, 80 bps more than the 23.8% recorded in 3Q09 despite the increased share of electronics/household appliances in the product mix. These items have lower margins than food products.

In the first nine months, gross profit totaled R$5,051.4 million, a 29.8% improvement over the first nine months of 2009, while the gross margin stood at 24.0%.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Total Operating Expenses

Operating expenses, excluding Globex, remained stable in the quarter,

accounting for 18.4% of net sales

GPA FOOD

	3Q10 ( exc. Globex)	3Q09 ( exc. Globex)	Chg.	9M10 ( exc. Globex)	9M09 ( exc. Globex)	Chg.

(R$ million)(1)
Selling Expenses	863.2	784.1	10.1%	2,601.9	2,296.4	13.3%
Gen. Adm. Exp.	164.4	147.1	11.7%	493.4	421.1	17.2%
Total Operating Expenses	1,027.5	931.2	10.3%	3,095.3	2,717.5	13.9%
% of Net Sales	18.4%	18.4%	0 bps(2)	18.3%	18.5%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009

The Selling and General and Administrative Expenses lines were reclassified in 2009 in order to allow for better comparisons.

In the third quarter, total operating expenses (including selling, general and administrative expenses) increased by 10.3% year-on-year to R$1,027.5 million, chiefly due to four factors:

(i) higher personnel and social benefit expenses;

(ii) increased expenses with advertising and marketing;

      (iii) expenses with technology to support business expansion in the coming years; and

(iv) opening of new stores

Despite these upturns, GPA managed to maintain operating expenses at 18.4% as a percentage of net sales, same level as presented in 3Q09, which demonstrates dilution of other expenses.

In the first nine months, total operating expenses came to R$3,095.3 million, 13.9% more than in 9M09, representing 18.3% of net sales, 20 bps less than the 18.5% recorded in the same period last year.

CONSOLIDATED

	3Q10 consolidated ( inc. Globex)	3Q09 consolidated ( inc. Globex)	Chg.	9M10 consolidated ( inc. Globex)	9M09 consolidated ( inc. Globex)	Chg.

(R$ million)(1)
Selling Expenses	1,063.5	943.8	12.7%	3,180.8	2,456.0	29.5%
Gen. Adm. Exp.	187.3	156.5	19.7%	571.8	430.4	32.8%
Total Operating Expenses	1,250.8	1,100.2	13.7%	3,752.6	2,886.5	30.0%
% of Net Sales	17.6%	18.1%	-50 bps(2)	17.8%	18.3%	-50 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

The Selling and General and Administrative Expenses lines were reclassified in 2009 in order to allow for better comparisons.

In the third quarter, operating expenses amounted to R$1,250.8 million, equivalent to 17.6% of net sales, 50 bps less than in 3Q09.

In the first nine months, total operating expenses stood at R$3,752.6 million, equivalent to 17.8% of net sales, 50 bps down year-on-year.

                                                                                                           EBITDA

GPA Food’s EBITDA margin came to 7.5% in the quarter

GPA FOOD

	3Q10 ( exc. Globex)	3Q09 ( exc. Globex)	Chg.	9M10 ( exc. Globex)	9M09 ( exc. Globex)	Chg.

(R$ million)(1)
EBITDA	416.4	356.3	16.9%	1,153.4	1,013.8	13.8%
EBITDA Margin - %	7.5%	7.0%	50 bps(2)	6.8%	6.9%	-10 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, EBITDA totaled R$416.4 million, 16.9% up year-on-year, outpacing period sales growth of 10.0% thanks to the increase in gross profit and the expense dilution, as mentioned previously. The EBITDA margin stood at 7.5%, 50 bps up on 3Q09 and the Group’s best EBITDA margin of the year.

GPA’s EBITDA excluding Assaí came to R$390.7 million, up by 13.6%, with a margin of 8.1%, 60 bps more than the

7.5% reported in 3Q09.

                                           EBITDA Margin

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Assaí recorded an EBITDA margin of 3.5% in 3Q10, 10 bps more than in 3Q09 (further details in the section on Assaí).

In the first nine months, EBITDA totaled R$1,153.4 million, growth of 13.8%, with a margin of 6.8%, versus 6.9% in 9M09.

CONSOLIDATED

	3Q10 consolidated ( inc. Globex)	3Q09 consolidated ( inc. Globex)	Chg.	9M10 consolidated ( inc. Globex)	9M09 consolidated ( inc. Globex)	Chg.

(R$ million)(1)
EBITDA	493.5	348.1	41.8%	1,298.8	1,005.5	29.2%
EBITDA Margin - %	7.0%	5.7%	130 bps(2)	6.2%	6.4%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, consolidated EBITDA stood at R$493.5 million, 41.8% up on 3Q09, with a margin of 7.0%, a 130 bps improvement over 3Q09.

In the first nine months, EBITDA amounted to R$1,298.8 million, with a margin of 6.2%.

The Company is reaffirming its beginning-of-year guidance of exceeding EBITDA of R$1.8 billion by year-end.

Net Financial Result

Financial result increases due to higher net debt in the period

GPA FOOD

	3Q10 ( exc. Globex)	3Q09 ( exc. Globex)	Chg.	9M10 ( exc. Globex)	9M09 ( exc. Globex)	Chg.

(R$ million)(1)
Financ. Revenue	75.0	66.0	13.7%	212.0	186.9	13.4%
Financ. Expenses	(177.1)	(113.9)	55.5%	(483.3)	(367.2)	31.6%
Net Financial Income	(102.1)	(47.9)	113.0%	(271.3)	(180.2)	50.5%
(1) Totals may not tally as the figures are rounded off

In the third quarter, the net financial expense came to R$102.1 million, equivalent to 1.8% of net sales, chiefly due to the increase in the net debt from R$597 million in 3Q09 to R$1,788 million in 3Q10 and the period upturn in the SELIC base rate (see page 7 below, “Net Debt”)

The net financial expense of R$102.1 million in 3Q10 was the result of three factors:

(i)  interest on the net bank debt totaling R$54.4 million, representing 1.0% of net sales, 30 bps higher than the 2Q10 ratio, fueled by the period increase in net debt and the SELIC base rate.

(ii) Discounted receivables of R$28.2 million, equivalent to 0.5% of net sales, in line with the 2Q10 figure, despite the increase in the SELIC base rate. The average term is of 36 days and an average cost of 109.5% of CDI.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

(iii) Other assets and liabilities restated by the CDI rate (i.e. taxes paid in installments and court deposits included in the balance sheet), totaling R$19.5 million, equivalent to 0.3% of net sales.

Net Debt

Net debt increased, as shown in the graph below, mainly due to: (i) expenditure of R$598 million on acquisitions, including R$471 million paid to Globex’s shareholders; (ii) investments of R$98 million in the expansion of Assaí; and (iii) a R$194 million loan with Globex.

(1) end of period

In the first nine months, the net financial expense was R$271.3 million, 50.5% higher than the 3Q09 expense.

CONSOLIDATED

	3Q10 consolidated ( inc. Globex)	3Q09 consolidated ( inc. Globex)	Chg.	9M10 consolidated ( inc. Globex)	9M09 consolidated ( inc. Globex)	Chg.

(R$ million)(1)
Financ. Revenue	77.4	69.0	12.2%	221.8	190.0	16.7%
Financ. Expenses	(269.2)	(136.4)	97.3%	(687.0)	(389.7)	76.3%
Net Financial Income	(191.7)	(67.4)	184.3%	(465.2)	(199.7)	132.9%
(1) Totals may not tally as the figures are rounded off

In the third quarter, GPA’s consolidated net financial expense was R$191.7 million, equivalent to 2.7% of net sales.

It is worth noting the recognition of R$18.0 million in non-recurring costs from Globex this quarter, due to the change in the criterion for booking the cost of discounted receivables, which are now recognized in the same month as the discount.

Excluding this non-recurring effect, the net financial expense would have been R$173.7 million, equivalent to 2.4% of net sales.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

In the first nine months, the net financial expense came to R$465.2 million, or R$415.2 million excluding the non-recurring effect of R$ 50.0 million in 9M10.

Equity Income

FIC’s result came to R$11.7 million in the quarter

CONSOLIDATED

Since the third quarter of 2009, FIC (Financeira Itaú CBD) has also been operating Globex's credit cards and, given their respective shareholders’ equities, GPA now retains a 36% interest in FIC, excluding Globex, while Globex retains a 14% stake. GPA’s consolidated interest in FIC remains at 50%.

In the third quarter, FIC, including Globex’s operations, accounted for 15.0% of total sales, closing the period with 7.4 million clients. Default remained under control, thanks to a rigorous credit-granting policy.

As a result, FIC’s equity income was R$11.7 million, six times more than the same period a year earlier. Of this total, R$9.5 million went to GPA and R$2.3 million to Globex.

This performance was in line with the Group’s strategy of increasing the FIC card’s share of sales, making it the best payment option in the stores and e-commerce operations, with exclusive benefits and advantages for card-holders.

In the first nine months, equity income, including Globex’s operations, totaled R$36.0 million, of which R$26.4 million went to GPA and R$9.6 million to Globex.

Net Income

GPA Food’s net income totaled R$138.0 million in 3Q10

GPA FOOD

	3Q10 ( exc. Globex)	3Q09 ( exc. Globex)	Chg.	9M10 ( exc. Globex)	9M09 ( exc. Globex)	Chg.

(R$ million)(1)
Net Income	138.0	206.7	-33.3%	349.9	433.3	-19.3%
Net Margin - %	2.5%	4.1%	-160 bps(2)	2.1%	2.9%	-90 bps(2)
Tax Installments	2.2	-	-	72.3	-	-
ZBB Restructuring	6.3	-	-	6.3	-	-
Income Tax	(2.3)	-	-	(10.4)	-	-
Minority Interest	(0.6)	-	-	(18.1)	-	-
Non-recurring Result(2)	-	(52.2)	-	-	(52.2)	-
Adjusted Net Income	143.6	154.5	-7.1%	400.0	381.1	4.9%
Adjusted Net Margin - %	2.6%	3.0%	-40 bps(2)	2.4%	2.6%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

In the third quarter, net income came to R$138.0 million and the net margin stood at 2.5%.

It is worth noting that if we exclude the non-recurring effects in 3Q10 (REFIS complement in Rio de Janeiro of a negative R$2.2 million and restructuring expenses from the ZBB process totaling a negative R$6.3 million), the adjusted net income totaled R$143.6 million.

In the first nine months, net income totaled R$349.9 million, equivalent to 2.1% of net sales. Excluding non-recurring items in 9M10, net income would have increased by 4.9% to R$400.0 million.

CONSOLIDATED

	3Q10 consolidated ( inc. Globex)	3Q09 consolidated ( inc. Globex)	Chg.	9M10 consolidated ( inc. Globex)	9M09 consolidated ( inc. Globex)	Chg.

(R$ million)(1)
Net Income	115.1	164.6	-30.1%	303.6	391.2	-22.4%
Net Margin - %	1.6%	2.7%	-110 bps(2)	1.4%	2.5%	-110 bps(2)
Tax Installments	2.2	-	-	66.7	-	-
ZBB Restructuring	6.3	-	-	6.3	-	-
Income Tax	(2.3)	-	-	(8.5)	-	-
Minority Interest	(0.6)	-	-	(18.1)	-	-
Non-recurring Result(2)	-	(52.2)	-	-	(52.2)	-
Changing in Recognition of Receivables	11.9	-	-	33.0	-	-
Adjusted Net Income	132.6	112.4	18.0%	383.0	339.0	13.0%
Adjusted Net Margin - %	1.9%	1.8%	10 bps(2)	1.8%	2.2%	-40 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, consolidated net income stood at R$115.1 million, accompanied by a net margin of 1.6%, impacted by GPA and Globex’s net financial expenses. Excluding non-recurring effects in 3Q10, net income totaled R$ 132.6 million.

In the first nine months, consolidated net income came to R$303.6 million, equivalent to 1.4% of net sales.

Excluding non-recurring items in 9M10, net income totaled R$383.0 million.

Assaí Atacadista

In the quarter, EBITDA totaled R$25.6 million, 46.9% up on 3Q09

In the third quarter, Assaí recorded gross sales of R$816.2 million, including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins(6), 47.5% up on 3Q09, fueled by the sales of new channels, organic growth, conversion of stores, and the format’s improved operating result. Net sales accompanied the gross sales growth, climbing to R$736.5 million.

Gross profit totaled R$108.5 million, with a margin of 14.7%, 10 bps up on 3Q09.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Total operating expenses came to R$82.9 million, equivalent to 11.3% of net sales, very close to the 3Q09 ratio, but 80 bps down on 2Q10.

EBITDA amounted to R$25.6 million, 46.9% up on 3Q09, with a margin of 3.5%, i.e. up by 100 bps, evidence of an improved operating performance despite the new stores under maturation.

In the first nine months (6), Assaí posted gross sales of R$2,237.3 million and net sales of R$2,021.1 million, 49.2% and 49.6% up, respectively, on 9M09.

Gross profit totaled R$288.0 million, with a margin of 14.2%, 10 bps down on the 14.3% margin recorded in 9M09, due to investments in competitive pricing at the beginning of 2010.

Total operating expenses came to R$227.6 million, representing 11.3% of net sales, 90 bps less than the same period last year.

EBITDA stood at R$60.4 million, 143.9% up year-on-year, with a margin of 3.0%, a 120 bps improvement.

(6) The Tocantins store was included in the figures for all months in 2010.

Globex Utilidades S.A.

In same-store terms, gross sales increased by 39.9%

In the third quarter, gross sales came to R$ 1,720.1 million, 41.7% up on the same period in 2009, while net sales grew by 49.3% to R$ 1,514.5 million.

Gross profit stood at R$300.3 million, 86.9% up on the same period last year, with a gross margin of 19.8%, a 400 bps improvement.

Total operating expenses came to R$223.2million, representing 14.7% of net sales, a 190 bps reduction compared to the 3Q09.

EBITDA was a positive R$77.1 million, with a margin of 5.1%, versus a negative R$8.3 million in 3Q09.

The net financial result was a negative R$89.6 million. It is worth noting that, in this quarter, there was a non-recurring expense of R$18.0 million due to the change in the criterion for booking the cost of discounted receivables. Excluding this effect, the net financial expense would reach R$71.6 million, representing 4.7% of net sales.

Equity income, considering Globex’s 14% interest in FIC, came to R$2.3 million. This performance was in line with the strategy of increasing the FIC card’s share of sales, making it the best payment option in the Group’s stores and e-commerce operations, with exclusive benefits and advantages for card-holders.

The net result was a loss of R$18.3 million, a R$25.9 million improvement over the loss recorded in 3Q09.

Globex's investments totaled R$9.4 million, less than the R$15.9 million recorded in 3Q09. The reduction was due to the Company’s decision to concentrate first on capitalizing the existing assets and maximizing the synergies with Casas Bahia.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Investments

GPA invested R$293.1 million in 3Q10

GPA FOOD

In the third quarter, GPA invested a total of R$293.1 million in 3Q10, versus R$215.7 million in 3Q09.

The main quarterly investments were:

•         R$93.7 million in the opening and construction of new stores and the acquisition of strategic sites;

•         R$110.6 million in store renovations and conversions;

•         R$88.7 million in infrastructure (technology and logistics) and others.

In the first nine months, the Group invested R$682.5 million, 58.8% more than in 9M09. Investments should reach R$1.3 billion by year-end.

In this quarter, ten new stores were opened in the quarter: 2 Extra Supermercado stores, 5 Extra Fácil stores and 2 Assaí stores in São Paulo and 1 Extra Hipermercado in Piauí. In addition, 1 CompreBem store was converted into an Assaí store and 12 CompreBem stores were converted into Extra Supermercado format in São Paulo, 6 Sendas stores were converted into Extra Supermercados in Rio de Janeiro, 1 Extra Hipermercado store was converted into the Assaí format in São Paulo, and 2 Sendas stores were converted into Assaí stores in Rio de Janeiro. It is worth noting that the sales area expanded by 1.0% in 3Q10 and 2.5% in 9M10.

By the end of 2010, GPA expects to record sales area growth of 7.0% over 2009, giving a total sales area of 1.5 million sq.m., which includes the opening of 5 more Extra Hipermercado stores and 9 Assaí stores in 4Q10.

Dividend Payments

R$19.6 million to be paid as dividends in the quarter

On November 10, 2010, the Board of Directors approved the prepayment of interim dividends of R$0.08 per class A preferred share and R$ 0.0727272 per common share. Dividends in 3Q10 will total R$19.6 million, in accordance with the Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of August 3, 2009.

As for the fourth quarter, after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2010.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Dividends in relation to the third quarter of 2010 will be paid on December 1, 2010. Shareholders registered as such on November 17, 2010 will be entitled to receive the payment. As of November 18, 2010, shares will be traded ex-dividends until the payment date.

Breakdown of Gross Sales by Format (R$ thousand)

1st Half	2010	%	2009	%	Var.(%)
Pão de Açúcar	2,308,844	14.8%	2,027,815	18.5%	13.9%
Extra(1)(4)	6,311,891	40.5%	5,489,982	50.2%	15.0%
CompreBem	1,389,530	8.9%	1,374,412	12.6%	1.1%
Extra Eletro	247,827	1.6%	200,912	1.8%	23.4%
Sendas(2)	951,064	6.1%	893,880	8.2%	6.4%
Assai	1,421,073	9.1%	945,662	8.6%	50.3%
Ponto Frio(3)(4)	2,970,862	19.0%	-	-	-
Grupo Pão de Açúcar	15,601,091	100.0%	10,932,663	100.0%	42.7%
GPA ex Ponto Frio	12,630,229	-	10,932,663	100.0%	15.5%

3rd Quarter	2010	%	2009	%	Var.(%)
Pão de Açúcar	1,148,142	14.5%	1,047,610	15.3%	9.6%
Extra(1) (4)	3,096,612	39.0%	2,848,103	41.5%	8.7%
CompreBem	630,262	7.9%	667,695	9.7%	-5.6%
Extra Eletro	116,156	1.5%	107,536	1.6%	8.0%
Sendas(2)	411,885	5.2%	427,876	6.2%	-3.7%
Assai	816,356	10.3%	553,521	8.1%	47.5%
Ponto Frio(3) (4)	1,720,147	21.7%	1,213,959	17.7%	41.7%
Grupo Pão de Açúcar	7,939,559	100.0%	6,866,301	100.0%	15.6%
GPA ex Ponto Frio	6,219,412	-	5,652,342	-	10.0%

9 Months	2010	%	2009	%	Var.(%)
Pão de Açúcar	3,456,986	14.7%	3,075,425	17.3%	12.4%
Extra(1) (4)	9,408,504	40.0%	8,338,086	46.8%	12.8%
CompreBem	2,019,791	8.6%	2,042,107	11.5%	-1.1%
Extra Eletro	363,982	1.5%	308,448	1.7%	18.0%
Sendas(2)	1,362,949	5.8%	1,321,756	7.4%	3.1%
Assai	2,237,430	9.5%	1,499,183	8.4%	49.2%
Ponto Frio(3) (4)	4,691,009	19.9%	1,213,959	6.8%	286.4%
Grupo Pão de Açúcar	23,540,651	100.0%	17,798,964	100.0%	32.3%
GPA ex Ponto Frio	18,849,642	-	16,585,005	-	13.7%

(1)Includes Extra Fácil and Extra Perto sales
(2)Sendas stores which are part of Sendas Distribuidora S/A
(3)Ponto Frio sales as of 3Q09
(4)As of 2Q10, Extra.com.br sales are included in Globex operations

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Breakdown of Net Sales by Format (R$ thousand)

1st Half	2010	%	2009	%	Var.(%)
Pão de Açúcar	2,082,736	14.9%	1,805,418	18.7%	15.4%
Extra(1)(4)	5,636,460	40.4%	4,800,684	49.8%	17.4%
CompreBem	1,286,195	9.2%	1,244,518	12.9%	3.3%
Extra Eletro	229,222	1.6%	163,597	1.7%	40.1%
Sendas(2)	838,698	6.0%	786,187	8.1%	6.7%
Assai	1,284,598	9.2%	847,893	8.8%	51.5%
Ponto Frio(3)(4)	2,593,488	18.6%
Grupo Pão de Açúcar	13,951,397	100.0%	9,648,296	100.0%	44.6%
GPA ex Ponto Frio	11,357,909	-	9,648,296	100.0%	17.7%

3rd Half	2010	%	2009	%	Var.(%)
Pão de Açúcar	1,032,590	14.5%	940,922	15.5%	9.7%
Extra(1) (4)	2,764,231	38.9%	2,544,224	41.8%	8.6%
CompreBem	582,625	8.2%	613,891	10.1%	-5.1%
Extra Eletro	107,746	1.5%	99,346	1.6%	8.5%
Sendas(2)	361,989	5.1%	373,054	6.1%	-3.0%
Assai	736,688	10.4%	502,826	8.3%	46.5%
Ponto Frio(3) (4)	1,514,486	21.3%	1,014,498	16.7%	49.3%
Grupo Pão de Açúcar	7,100,356	100.0%	6,088,760	100.0%	16.6%
GPA ex Ponto Frio	5,585,869	-	5,074,262	-	10.1%

9 Months	2010	%	2009	%	Var.(%)
Pão de Açúcar	3,115,327	14.8%	2,746,340	17.5%	13.4%
Extra(1) (4)	8,400,692	39.9%	7,344,908	46.7%	14.4%
CompreBem	1,868,820	8.9%	1,858,409	11.8%	0.6%
Extra Eletro	336,967	1.6%	262,943	1.7%	28.2%
Sendas(2)	1,200,687	5.7%	1,159,240	7.4%	3.6%
Assai	2,021,286	9.6%	1,350,718	8.6%	49.6%
Ponto Frio(3) (4)	4,107,974	19.5%	1,014,498	6.4%	304.9%
Grupo Pão de Açúcar	21,051,753	100.0%	15,737,057	100.0%	33.8%
GPA ex Ponto Frio	16,943,779	-	14,722,559	-	15.1%

(1)Includes Extra Fácil and Extra Perto sales
(2)Sendas stores which are part of Sendas Distribuidora S/A
(3)Ponto Frio sales as of 3Q09
(4)As of 2Q10, Extra.com.br sales are included in Globex operations

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sales Breakdown (% of Net Sales)

	2010		2009
	3rd Quarter	9 Months	3rd Quarter	9 Months
	Consolidated	Consolidated	Consolidated	Consolidated
	( inc. Globex)	( inc. Globex)	( inc. Globex)	( inc. Globex)
Cash	46.7%	46.5%	47.6%	48.9%
Credit Card	46.3%	46.3%	44.4%	42.1%
Food Voucher	6.4%	6.5%	6.7%	8.0%
Credit	0.6%	0.7%	1.3%	1.0%
Post-dated Checks	0.2%	0.2%	0.8%	0.8%
Installment Sales	0.4%	0.5%	0.5%	0.3%

	2010		2009
	3rd Quarter	9 Months	3rd Quarter	9 Months
	( exc. Globex)	( exc. Globex)	( exc. Globex)	( exc. Globex)
Cash	50.7%	49.9%	48.9%	49.1%
Credit Card	40.9%	41.7%	42.2%	41.7%
Food Voucher	8.1%	8.1%	8.1%	8.3%
Credit	0.2%	0.3%	0.9%	0.8%
Post-dated Checks	0.2%	0.3%	0.9%	0.8%
Installment Sales	0.0%	0.0%	0.0%	0.1%

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                               COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                           47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

3Q10 Results Conference Call

Thursday, November 11, 2010

Conference Call in Portuguese with simultaneous translation into English:

12:00 p.m. – Brasília time |  9:00 a.m.– New York time

Dial-in: +55 (11) 3301-3000
Code: GPA

A live webcast is available on the Company’s site: www.grupopaodeacucar.com.br/ir/gpa. The replay can be accessed after the end of the Call by dialing +55 (11) 3127-4999 – Code: 48529515

Investor Relations
Vitor Fagá vitor.faga@grupopaodeacucar.com.br Marcel Rodrigues da Silva marcel.rodrigues@grupopaodeacucar.com.br	Juliana Palhares Mendes juliana.mendes@grupopaodeacucar.com.br	Investor Relations Telephone: +55 (11) 3886-0421 Fax: +55(11) 3884-2677 E-mail: gpa.ri@grupopaodeacucar.com.br Website: www.grupopaodeacucar.com.br/ir/gpa

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change

Grupo Pão de Açúcar operates 1,112 stores, 80 gas stations and 153 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assaí), and e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com.br), gas stations and drugstores, as well as an extensive distribution network. Thanks to the recent association with Casas Bahia, the Group will add around 519 more points of sale and an e-commerce site (www.casasbahia.com.br). In 2009, the Group recorded gross sales of R$ 26.2 billion thanks to differentiated customer service and strong positioning in the country’s leading markets.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	NOVASOC COMERCIAL LTDA	03.139.761/0001-17	PRIVATE SUBSIDIARY	10.00	0.09
COMMERCIAL, INDUSTRY AND OTHER		1	1

02	SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	24.23	24.22
COMMERCIAL, INDUSTRY AND OTHER		1,444,656	1,444,656

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	-0.96
COMMERCIAL, INDUSTRY AND OTHER		607,084	607,084

04	PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.05
COMMERCIAL, INDUSTRY AND OTHER		100	100

06	BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	100.00	2.08
COMMERCIAL, INDUSTRY AND OTHER		15,010	15,010

07	CBD HOLLAND B.V.	. . / -	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER		1	1

08	CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.07
COMMERCIAL, INDUSTRY AND OTHER		2	2

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

09	SAPER PARTICIPAÇÕES LTDA	43.183.052/0001-53	PRIVATE SUBSIDIARY	24.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		9	9

10	XANTOCARPA PARTICIPAÇÕES LTDA	10.246.989/0001-71	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRY AND OTHER		28,672	28,672

11	VERDRA EMPREENDIMENTOS E PARTICIP. S.A.	07.170.941/0001-12	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		9	9

12	VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA	07.145.976/0001-00	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER		12,010	12,010

13	BELLAMAR E,PREEND E PARTICIPAÇÕES LTDA	06.950.710/0001-69	PRIVATE SUBSIDIARY	100.00	2.49
COMMERCIAL, INDUSTRY AND OTHER		10	10

16	GLOBEX UTILIDADES S/A	33.041.260/0652-90	PUBLIC SUBSIDIARY	98.77	9.48
COMMERCIAL, INDUSTRY AND OTHER		122,287	122,287

17	BRUXELAS EMPREEND. E PARTIC.	07.170.938/0001-07	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		10	10

18	DALLAS EMPREEND. E PART. S/S	07.170.934/0001-10	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		10	10

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

19	MONTE TARDELI EMPREEND. E PARTICIPAÇÕES	11.561.904/0001-02	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		1	0

20	GPA EMPREEND. E PARTICIP. LTDA	11.979.404/0001-95	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		1	0

21	GPA 2 EMPREEND. E PARTICIP. LTDA	11.666.221/0001-10	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		1	0

22	NOVA EXTRA ELETRO COMERCIAL LTDA.	11.666.020/0001-12	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		1	0

23	GPA 4 EMPREEND. E PARTICIP. S/A	11.732.612/0001-95	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		1	0

24	GPA 5 EMPREEND. E PARTICIP. S/A	11.732.615/0001-29	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		1	0

25	GPA 6 EMPREEND. E PARTICIP. S/A	11.666.171/0001-70	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER		1	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,084.41
14- ISSUED AMOUNT (Thousands of Reais)	544,146
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/1/2011

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,084.41
14- ISSUED AMOUNT (Thousands of Reais)	241,490
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/1/2011

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	04
2 – ISSUE ORDER NUMBER	7
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	6/15/2009
9 - DUE DATE	6/5/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,144,927.73
14- ISSUED AMOUNT (Thousands of Reais)	216,354
15- NUMBER OF DEBENTURES ISSUED (UNIT)	200
16 - OUTSTANDING DEBENTURES (UNIT)	200
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	6/5/2011

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	05
2 – ISSUE ORDER NUMBER	8
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	12/15/2009
9 - DUE DATE	12/15/2014
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,081,200.71
14- ISSUED AMOUNT (Thousands of Reais)	513,098
15- NUMBER OF DEBENTURES ISSUED (UNIT)	500
16 - OUTSTANDING DEBENTURES (UNIT)	500
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/15/2012

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                   COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                            47.508.411/0001-56

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

SHAREHOLDING OF CONTROLLING PARTIES OF MORE THAN 5% OF COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO									Shareholding on 9/30/2010 (In units)
Shareholder	Common Shares		PNA Shares		PNB Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	-	0.00%	-	0.00%	65,400,000	25.40%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	2,465,206	1.60%	-	0.00%	2,465,206	1.56%	31,084,384	12.07%
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,527,380	13.29%	-	0.00%	20,527,380	13.01%	20,527,380	7.97%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	-	0.00%	-	0.00%	5,600,052	2.17%
SEGISOR *	-	0.00%	4,559,582	2.95%	532,172	15.89%	5,091,754	3.23%	5,091,754	1.98%
SWORDFISH INVESTMENTS LIMITED*	-	0.00%	433,135	0.28%	180,472	5.39%	613,607	0.39%	613,607	0.24%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	6,408,986	4.15%	330,394	9.87%	6,739,380	4.27%	6,739,380	2.62%
MORZAN EMPREENDIMENTOS E PART. LTDA.	-	0.00%	80,045	0.05%	726,164	21.68%	806,209	0.51%	806,209	0.31%
BLACKROCK INC.*	-	0.00%	12,885,704	8.34%	-	0.00%	12,885,704	8.16%	12,885,704	5.00%
SCHRODER INVESTMENT MANAGEMENT
NORTH AMERICA LTD.*	-	0.00%	9,583,662	6.20%	-	0.00%	9,583,662	6.07%	9,583,662	3.72%
RIO PLATE EMPREENDIMENTOS E
PARTICIPAÇÕES LTDA.	-	0.00%	4,055,172	2.62%	-	0.00%	4,055,172	2.57%	4,055,172	1.57%
PENÍNSULA PARTICIPAÇÕES LTDA.	-	0.00%	2,608,467	1.69%	-	0.00%	2,608,467	1.65%	2,608,467	1.01%
PAIC PARTICIPAÇÕES LTDA.	-	0.00%	648,729	0.42%	-	0.00%	648,729	0.41%	648,729	0.25%
MARLIN INVESTMENTS LTD.*	-	0.00%	32,000	0.02%	-	0.00%	32,000	0.02%	32,000	0.01%
TREASURY SHARES	-	0.00%	232,586	0.15%	-	0.00%	232,586	0.15%	232,586	0.09%
OTHER	60,621	0.06%	89,971,077	58.24%	1,579,609	47.17%	91,550,686	58.00%	91,611,307	35.57%
TOTAL	99,679,851	100.00%	154,491,731	100.00%	3,348,811	100.00%	157,840,542	100.00%	257,520,393	100.00%
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	25.49
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	39,179,308	100.00	59,554,308	74.51
TOTAL	40,750,000	100.00	39,179,308	100.00	79,929,308	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
CASINO GUICHARD PERRACHON			Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Interest in Total Capital		% of Voting Rights
	Number	%	Number	%
GROUPE RALLYE *	54,571,978	48.79	92,338,411	62.47
GALERIES LAFAYETTE *	2,049,747	1.83	2,985,505	2.02
GROUPE CNP *	2,170,207	1.94	3,831,554	2.59
TREASURY SHARES	1,162,075	1.04	-	-
OTHER	51,889,456	46.39	48,655,616	32.92
TOTAL	111,843,463	100.00	147,811,086	100.00
(*) Foreign Company

114

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                   COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                            47.508.411/0001-56

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	250,659,233	37.47	3	42.86	250,659,236	61.48
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	14.29	39,260,448	9.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	15.63	1	14.29	39,260,448	9.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	14.29	39,260,448	9.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	15.63	1	14.29	39,260,448	9.63
TOTAL	407,701,021	100.00	7	100.00	407,701,028	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00
(**) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding on 9/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00
(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 9/30/2010
Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	40,714,140	26.35%	2,086,078	62.29%	42,800,218	27.12%	142,419,549	55.30%
Management
Board of Directors	-	0.00%	4,371	0.00%	-	0.00%	4,371	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	536,063	0.35%	2,689	0.08%	538,752	0.34%	538,752	0.21%
Fiscal Council	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Treasury Shares	-	0.00%	232,586	0.15%	-	0.00%	232,586	0.15%	232,586	0.09%
Other Shareholders	60,520	0.06%	113,004,571	73.15%	1,260,044	37.63%	114,264,615	72.39%	114,325,135	44.39%
Total	99,679,851	100.00%	154,491,731	100.00%	3,348,811	100.00%	157,840,542	100.00%	257,520,393	100.00%
Outstanding Shares	60,520	0.06%	113,004,571	73.15%	1,260,044	37.63%	114,264,615	72.39%	114,325,135	44.39%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 9/30/2009
Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	38,120,170	26.56	3,546,335	31.40	41,666,505	26.91	141,285,836	55.51
Management
Board of Directors	-	-	4,371	0.00	-	-	4,371	0.00	4,371	0.00
Board of Executive Officers	-	-	217,750	0.15	3,954	0.04	221,704	0.14	221,704	0.09
Fiscal Council	-	-	-	-	-	-	-		-	-
Treasury Shares	-	-	369,600	0.26	-	-	369,600	0.24	369,600	0.15
Other Shareholders	60,520	0.06	104,832,635	73.03	7,743,530	68.56	112,576,165	72.71	112,636,685	44.25
Total	99,679,851	100.00	143,544,526	100.00	11,293,819	100.00	154,838,345	100.00	254,518,196	100.00
Outstanding Shares	60,520	0.06	104,832,635	73.03	7,743,530	68.56	112,576,165	72.71	112,636,685	44.25

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

A free translation from Portuguese into English of Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by CVM (Brazilian Securities Exchange Commission)

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP

1. We have performed a review of the accompanying  unconsolidated and consolidated  Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição and the Company and subsidiaries for the quarter ended September 30, 2010, including the balance sheets, statements of income, shareholders’ equity, cash flows, added value, notes to the quarterly financial information and Company’s performance comments prepared under responsibility of Management of the Company.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s and subsidiaries accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s and  subsidiaries operations and financial position.

3. Based on our review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred in paragraph 1 for it to comply with accounting practices adopted in Brazil and Brazilian Securities Exchange Commission (“CVM”) instructions, applicable to the preparation of Quarterly Financial Information.

4. As mentioned in Note 2, during 2009, CVM approved several accounting pronouncements, interpretations and guidances, which were issued by the Accounting Pronouncements Committee (CPC), with mandatory application in 2010. These accounting pronouncements, interpretations and guidance change the accounting practices adopted in Brazil. According to the Deliberation CVM no. 603/09, Management of the Company chose to present the Quarterly Financial Information (ITR) prepared according to the accounting practices adopted in Brazil until December 31, 2009, not adopting the new accounting rules applicable for 2010. As required by the Deliberation CVM no. 603/09, the Company described in Note 2 the main changes that could have impact over the financial statements for  December 31, 2010, and clarifications over the reasons that preclude the estimation of impacts in the shareholoders’ equity and net income.

São Paulo, November 9, 2010.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP015199/O-6

Sergio Citeroni

Contador CRC -1SP170652/O-1

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SE SUPERMERCADO LTDA

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SENDAS DISTRIBUIDORAS S.A

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VEDRA EMPREENDIMENTOS E PARTICIP. S.A.

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01482-6                                        COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                     47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: GLOBEX UTILIDADES S/A

See Item 12.01 – Comments on the consolidated performance during the quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04- STATEMENT OF CASH FLOWS	10
05	01	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 7/1/2010 TO 9/30/2010	12
05	02	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM1/1/2010 TO 9/30/2010	13
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	15
09	01	CONSOLIDATED STATEMENT OF INCOME	17
10	01	10.01- CONSOLIDATED STATEMENT OF CASH FLOWS	19
11	01	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 7/1/2010 TO 9/30/2010	21
11	02	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 9/30/2010	22
06	01	NOTES TO THE QUARTERLY INFORMATION	23
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE DURING THE QUARTER	90
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	91
13	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	107
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	110
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	114
21	01	SPECIAL REVIEW REPORT	116
		NOVASOC COMERCIAL LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	117
		SE SUPERMERCADOS LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	118
		SENDAS DISTRIBUIDORA S.A.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	119
		PA PUBLICIDADE LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	120

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
		BARCELONA COM. VAREJISTA ATACADISTA LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	121
		CBD HOLLAND B.V.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	122
		CBD PANAMA TRADING CORP
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	123
		SAPER PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	124
		VEDRA EMPREENDIMENTOS E PARTICIP. S.A.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	125
		VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	126
		BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	127
		GLOBEX UTILIDADES S/A
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	128
		BRUXELAS EMPREEND. E PARTICIP.
		DALLAS EMPREEND. E PART. S/S
		MONTE TARDELI EMPREEND. E PARTICIPAÇÕES
		GPA 1 EMPREEND. E PARTICIP. LTDA.
		GPA 2 EMPREEND. E PARTICIP. LTDA.
		NOVA EXTRA ELETRO COMERCIAL LTDA.
		GPA 4 EMPREEND. E PARTICIP. S/A
		GPA 5 EMPREEND. E PARTICIP. S/A
		GPA 6 EMPREEND. E PARTICIP. LTDA.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.